UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2022 and Report on Review of Interim Financial Information
2.	3Q22 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 9, 2022
4.	Corporate Nomination Policy for Members of the Board of Directors, Advisory Committees and Executive Officers Board

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Ultrapar Participações S.A. Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2022, and Report on Review of Interim Financial Information
Deloitte Touche Tohmatsu Auditores Independentes Ltda.

1

Ultrapar Participações S.A. and Subsidiaries

Interim Financial Information

As of and for the Period Ended September 30, 2022

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information for the Three-month Period Ended September 30, 2022

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (“ITR”), for the quarter ended September 30, 2022, which comprises the statements of financial position as at September 30, 2022 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

4

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (“DVA”) for the nine-month period ended September 30, 2022, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

Corresponding Figures

The corresponding figures for the periods ended September 30, 2021, presented for purposes of comparison, were previously reviewed by other independent auditors, who issued an unmodified report, dated November 9, 2022. The corresponding figures as of December 31, 2021, presented for purposes of comparison, were previously audited by other independent auditors, who issued an unmodified report, dated February 23, 2022.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 9, 2022

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

5

Ultrapar Participações S.A. and Subsidiaries

Statements of financial position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Assets
Current assets
Cash and cash equivalents	5.a	585,982	21,533	4,626,652	2,280,074
Financial investments and hedge derivative financial instruments	5.b	319,881	142,065	1,264,043	1,804,122
Trade receivables	6.a	‐	‐	4,013,730	3,375,246
Reseller financing	6.b	‐	‐	543,516	582,562
Trade receivables - sale of subsidiaries	6.c	‐	‐	186,108	‐
Inventories	7	‐	‐	4,333,688	3,918,772
Recoverable taxes	8.a	1,987	862	1,132,448	1,061,227
Recoverable income and social contribution taxes	8.b	35,206	56,499	226,229	291,833
Dividends receivable		48	146,490	49	147
Other receivables	9.a.1	60,866	105,513	88,036	56,205
Prepaid expenses	11	9,276	7,548	123,752	98,024
Contractual assets with customers - exclusivity rights	12	‐	‐	599,573	555,052
		1,013,246	480,510	17,137,824	14,023,264
Assets of subsidiaries held for sale	4	‐	2,681,730	‐	11,000,917
Total current assets		1,013,246	3,162,240	17,137,824	25,024,181

Non-current assets
Financial investments and hedge derivative financial instruments	5.b	‐	‐	427,636	379,277
Trade receivables	6.a	‐	‐	64,480	63,749
Reseller financing	6.b	‐	‐	484,826	415,472
Trade receivables - sale of subsidiaries	6.c	‐	‐	927,964	‐
Related parties	9.a	510,277	406,787	‐	490
Deferred income and social contribution taxes	10.a	140,393	72,402	1,021,352	571,755
Recoverable taxes	8.a	75	‐	1,466,982	1,046,798
Recoverable income and social contribution taxes	8.b	4,187	23,483	155,584	155,358
Escrow deposits	23.a	18	18	880,113	871,261
Indemnification asset - business combination	23.c	‐	‐	120,223	120,991
Other receivables	9.a.1	‐	‐	34,829	29,748
Prepaid expenses	11	8,641	1,748	79,816	71,368
Contractual assets with customers - exclusivity rights	12	‐	‐	1,691,590	1,524,174
Total long-term assets		663,591	504,438	7,355,395	5,250,441
Investments in subsidiaries, joint ventures and associates	13	11,679,535	8,266,396	119,065	78,593
Right-of-use assets, net	14	6,716	35,304	1,804,716	1,651,295
Property, plant and equipment, net	15	9,106	16,006	5,775,197	5,534,591
Intangible assets, net	16	252,082	252,585	1,874,969	1,471,256
Total non-current assets		12,611,030	9,074,729	16,929,342	13,986,176
Total assets		13,624,276	12,236,969	34,067,166	39,010,357

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of financial position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	17	‐	‐	889,540	618,327
Debentures	17	1,741,351	39,333	2,573,456	2,247,724
Trade payables	18.a	32,539	26,882	3,536,366	3,670,895
Trade payables - reverse factoring	18.b	‐	‐	2,561,417	2,119,059
Salaries and related charges	19	64,261	55,477	416,196	330,103
Taxes payable	20	1,360	1,096	187,510	229,176
Dividends payable	25	11,217	193,564	20,115	202,860
Income and social contribution taxes payable		248	‐	128,591	196,348
Post-employment benefits	21.b	237	237	21,214	21,082
Provision for asset retirement obligation	22	‐	‐	5,325	4,632
Provision for tax, civil and labor risks	23.a	‐	‐	21,580	119,942
Leases payable	14	1,812	6,129	218,395	188,832
Other payables		571,850	8,612	615,507	149,829
		2,424,875	331,330	11,195,212	10,098,809
Liabilities directly associated with subsidiaries held for sale	4	‐	‐	‐	2,541,421
Total current liabilities		2,424,875	331,330	11,195,212	12,640,230

Non-current liabilities
Loans, financing and hedge derivative financial instruments	17	‐	‐	4,572,591	8,672,547
Debentures	17	‐	1,724,866	4,200,209	4,839,045
Related parties	9.a	2,875	4,674	3,492	3,534
Deferred income and social contribution taxes	10.a	‐	‐	1,945	282
Post-employment benefits	21.b	2,243	2,000	199,755	194,637
Provision for asset retirement obligation	22	‐	‐	48,806	52,079
Provision for tax, civil and labor risks	23.a; 23.c	136,103	250	1,011,513	812,243
Leases payable	14	5,804	32,893	1,310,550	1,159,479
Subscription warrants - indemnification	24	40,298	51,296	40,298	51,296
Provision for liabilities of subsidiaries and joint ventures	13	90,411	14,199	135	‐
Other payables		10,262	8,540	111,301	115,745
Total non-current liabilities		287,996	1,838,718	11,500,595	15,900,887
Equity
Share capital	25.a	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	50,833	34,043	50,833	34,043
Capital reserve		596,946	596,481	596,946	596,481
Treasury shares	25.c	(489,039)	(488,425)	(489,039)	(488,425)
Revaluation reserve of subsidiaries		4,019	4,154	4,019	4,154
Profit reserves		4,866,409	4,866,409	4,866,409	4,866,409
Retained earnings		529,303	‐	529,303	‐
Other comprehensive income		181,182	(117,493)	181,182	(117,493)
Equity attributable to:
Shareholders of the Company		10,911,405	10,066,921	10,911,405	10,066,921
Non-controlling interests in subsidiaries		‐	‐	459,954	402,319
Total equity		10,911,405	10,066,921	11,371,359	10,469,240
Total liabilities and equity		13,624,276	12,236,969	34,067,166	39,010,357

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of income

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	07/01/2022 to	01/01/2022 to	07/01/2021 to	01/01/2021 to	07/01/2022 to	01/01/2022 to	07/01/2021 to	01/01/2021 to
		09/30/2022	09/30/2022	09/30/2021	09/30/2021	09/30/2022	09/30/2022	09/30/2021	09/30/2021
Continuing operations				Re-presented	Re-presented			Re- presented	Re- presented
Net revenue from sales and services	26	‐	‐	‐	‐	39,294,732	107,677,400	29,452,457	77,828,499
Cost of products and services sold	27	‐	‐	‐	‐	(37,708,655)	(102,769,780)	(28,270,201)	(74,453,769)

Gross profit		‐	‐	‐	‐	1,586,077	4,907,620	1,182,256	3,374,730

Operating income (expenses)
Selling and marketing	27	‐	‐	‐	‐	(508,816)	(1,558,203)	(504,788)	(1,364,170)
General and administrative	27	(13,250)	(17,508)	(7,721)	(19,840)	(388,622)	(1,135,042)	(343,973)	(983,080)
Gain (loss) on disposal of property, plant and equipment and intangible assets	28	(45)	2,845	30	32	49,153	129,809	17,452	57,893
Other operating income (expenses), net	27	(515)	(1,761)	971	952	(174,877)	(414,075)	10,916	77,723

Operating income (loss) before financial result and share of profit (loss) of subsidiaries, joint ventures and associates		(13,810)	(16,424)	(6,720)	(18,856)	562,915	1,930,109	361,863	1,163,096
Share of profit (loss) of subsidiaries, joint ventures and associates	13	172,067	447,674	168,785	487,314	(11,141)	10,083	(11,282)	(22,156)
Income before financial result and income and social contribution taxes		158,257	431,250	162,065	468,458	551,774	1,940,192	350,581	1,140,940
Financial income	29	62,629	183,897	21,242	55,800	176,409	467,451	114,658	310,683
Financial expenses	29	(68,696)	(119,306)	(24,148)	(65,186)	(501,150)	(1,715,675)	(368,426)	(857,585)
Financial result, net	29	(6,067)	64,591	(2,906)	(9,386)	(324,741)	(1,248,224)	(253,768)	(546,902)
Income before income and social contribution taxes		152,190	495,841	159,159	459,072	227,033	691,968	96,813	594,038
Income and social contribution taxes
Current	10.b; 10.c	(12,344)	151,129	‐	‐	(250,549)	(414,186)	(26,888)	(281,585)
Deferred	10.b	30,993	21,744	(2,727)	(5,362)	203,825	416,398	91,561	164,415
		18,649	172,873	(2,727)	(5,362)	(46,724)	2,212	64,673	(117,170)
Net income from continuing operations		170,839	668,714	156,432	453,710	180,309	694,180	161,486	476,868
Discontinued operations	4	(97,738)	309,506	212,771	16,576	(97,738)	309,506	212,771	16,576
Net income for the period		73,101	978,220	369,203	470,286	82,571	1,003,686	374,257	493,444
Income (loss) attributable to:
Shareholders of the Company		73,101	978,220	369,203	470,286	73,101	978,220	369,203	470,286
Non-controlling interests in subsidiaries		‐	‐	‐	‐	9,470	25,466	5,054	23,158
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	30	0.1566	0.6128	0.1435	0.4161	0.1566	0.6128	0.1435	0.4161
Diluted	30	0.1557	0.6094	0.1426	0.4137	0.1557	0.6094	0.1426	0.4137
Earnings (loss) per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	30	(0.0896)	0.2836	0.1951	0.0152	(0.0896)	0.2836	0.1951	0.0152
Diluted	30	(0.0891)	0.2821	0.1940	0.0151	(0.0891)	0.2821	0.1940	0.0151
Total earnings (loss) per share (based on the weighted average number of shares outstanding) – R$
Basic	30	0.0670	0.8964	0.3386	0.4313	0.0670	0.8964	0.3386	0.4313
Diluted	30	0.0666	0.8915	0.3366	0.4288	0.0666	0.8915	0.3366	0.4288

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent				Consolidated
		07/01/2022 to	01/01/2022 to	07/01/2021 to	01/01/2021 to	07/01/2022 to	01/01/2022 to	07/01/2021 to	01/01/2021 to
	Note	09/30/2022	09/30/2022	09/30/2021	09/30/2021	09/30/2022	09/30/2022	09/30/2021	09/30/2021
				Re-presented	Re-presented			Re-presented	Re-presented
Net income for the period		73,101	978,220	369,203	470,286	82,571	1,003,686	374,257	493,444
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net of taxes		(7,594)	604,109	(91,207)	14,699	(7,611)	604,138	(91,190)	14,723
Translation adjustments and hedge of net investments in foreign operations, net of taxes	13.a	‐	(304,645)	69,676	32,237	‐	(304,645)	69,676	32,237
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits of subsidiaries, net of taxes		(345)	(789)	‐	‐	(345)	(789)	‐	‐
Income and social contribution taxes on actuarial losses of post-employment benefits of subsidiaries		‐	‐	118	679	‐	‐	118	679
Total comprehensive income for the period		65,162	1,276,895	347,790	517,901	74,615	1,302,390	352,861	541,083
Total comprehensive income for the period attributable to shareholders of Ultrapar		65,162	1,276,895	347,790	517,901	65,162	1,276,895	347,790	517,901
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	9,453	25,495	5,071	23,182

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Other comprehensive income (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(117,493)	‐	‐	10,066,921	402,319	10,469,240
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	978,220	‐	978,220	25,466	1,003,686
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	298,675	‐	‐	298,675	29	298,704
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	298,675	978,220	‐	1,276,895	25,495	1,302,390
Issuance of shares related to the subscription warrants - indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	9.c; 25.b	‐	16,790	-	‐	‐	‐	‐	‐	‐	‐	16,790	‐	16,790
Purchase of treasury shares		-	-	(476)	(614)	-	-	-	‐	-	-	(1,090)	-	(1,090)
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(135)	‐	‐	‐	135	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	(31)	‐	(31)	31	‐
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	983	‐	983	(1,635)	(652)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Interest on capital	25.d	‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balance as of September 30, 2022		5,171,752	50,833	596,946	(489,039)	4,019	792,533	4,073,876	181,182	529,303	‐	10,911,405	459,954	11,371,359

10

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Other comprehensive income (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(233,394)	‐	55,391	9,533,746	376,519	9,910,265
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	470,286	‐	470,286	23,158	493,444
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	47,615	‐	‐	47,615	24	47,639
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	47,615	470,286	‐	517,901	23,182	541,083
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,819	‐	‐	‐	‐	‐	‐	‐	1,819	‐	1,819
Equity instrument granted	9.c; 25.b	‐	8,546	‐	‐	‐	‐	‐	‐	‐	‐	8,546	‐	8,546
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(135)	‐	‐	‐	135	‐	‐	‐	‐
Prescribed dividends		‐	‐	‐	‐	‐	‐	‐	‐	7,137	‐	7,137	‐	7,137
Gains arising from payments of fixed dividends to preferred shares of subsidiaries		‐	‐	‐	‐	‐	‐	‐	‐	138	‐	138	(138)	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	79	‐	79	(79)	‐
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(10,415)	(10,415)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Interim dividends (R$ 0.20 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(218,074)	‐	(218,074)	‐	(218,074)
Balance as of September 30, 2021		5,171,752	30,950	595,868	(489,068)	4,202	750,010	3,658,265	(185,779)	259,701	‐	9,795,901	389,069	10,184,970

(i)	Cumulative translation adjustment from discontinued operation. The accumulated effects were reclassified to income as a result of the sale of Oxiteno (see note 4.b).

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - indirect method

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2022	09/30/2021	09/30/2022	09/30/2021
			Re-presented		Re-presented
Cash flows from operating activities from continuing operations
Net income from continuing operations		668,714	453,710	694,180	476,868
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of profit (loss) of subsidiaries, joint ventures and associates	13	(447,674)	(487,314)	(10,083)	22,156
Amortization of contractual assets with customers – exclusivity rights and right-of-use	12; 14	2,746	4,501	543,778	392,469
Depreciation and amortization	15; 16	1,390	6,046	550,361	488,845
Interest and foreign exchange rate variations		64,788	10,522	1,208,417	861,836
Current and deferred income and social contribution taxes	10.b	(172,873)	5,362	(2,212)	117,170
Gain (loss) on disposal of property, plant and equipment and intangible assets	28	(2,845)	(32)	(129,809)	(57,893)
Equity instrument granted		5,011	5,214	16,790	6,917
Provision for decarbonization - CBIO	27	‐	‐	497,077	111,220
Other provisions and others		(1,534)	2,143	12,183	(79,495)
		117,723	152	3,380,682	2,340,093
(Increase) decrease in assets
Trade receivables and reseller financing	6	‐	‐	(637,704)	(621,601)
Inventories	7	‐	‐	(420,260)	(1,329,061)
Recoverable taxes	8	(39,081)	4,424	(736,159)	(571,898)
Dividends received from subsidiaries, joint ventures and associates		206,442	697,758	97	142
Other assets		17,608	(69,571)	(176,120)	(11,270)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	18	5,657	5,031	270,778	1,680,055
Salaries and related charges	19	8,784	2,434	86,093	59,612
Taxes payable	20	264	(106)	(41,665)	(12,238)
Other liabilities		(5,141)	835	67,899	(79,942)
Acquisition of CBIO	16	‐	‐	(542,453)	(121,908)
Payments of contractual assets with customers - exclusivity rights	12	‐	‐	(512,262)	(222,623)
Income and social contribution taxes paid		(15,630)	‐	(283,331)	(164,823)
Net cash provided by (used in) operating activities from continuing operations		296,626	640,957	455,595	944,538
Net cash provided by operating activities from discontinued operations		‐	‐	30,550	937,905
Net cash provided by (used in) operating activities		296,626	640,957	486,145	1,882,443

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - indirect method

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
		09/30/2022	09/30/2021	09/30/2022	09/30/2021
			Re-presented		Re-presented
Cash flows from investing activities
Financial investments, net of redemptions	5.b	(223,234)	(33,192)	902,088	2,151,571
Acquisition of property, plant and equipment and intangible assets	15; 16	(951)	(11,853)	(850,960)	(844,642)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	1.b.2	‐	‐	3,980,699	-
Cash provided by disposal of investments and assets	1.b.2; 1.b.3	2,212,299	‐	2,734,428	97,053
Capital increase in subsidiaries, associates and joint ventures	13	(325,928)	(89,236)	(28,000)	(25,699)
Net effect of investment purchase and sale transactions		(579,018)	-	‐	-
Transactions with discontinued operations		‐	‐	987,895	‐
Capital decrease in associates	13	-	-	-	1,500
Initial direct costs of right-of-use assets		-	-	-	(14,905)
Related parties	9.a	‐	353,459	‐	(21,589)
Net cash provided by investing activities from continuing operations		1,083,168	219,178	7,726,150	1,343,289
Net cash used by investing activities from discontinued operations		‐	‐	(220,190)	(129,244)
Net cash provided by investing activities		1,083,168	219,178	7,505,960	1,214,045
Cash flows from financing activities
Loans and debentures
Proceeds	17	‐	‐	1,019,580	1,379,047
Repayments	17	‐	(1,000,000)	(4,966,715)	(2,426,133)
Interest and derivatives paid	17	(182,552)	(102,871)	(961,858)	(451,060)
Payments of lease
Principal	14	(3,557)	(5,999)	(266,028)	(241,354)
Interest paid	14	(52)	(215)	(6,868)	(9,780)
Dividends/ interest on capital paid		(632,060)	(694,366)	(634,675)	(705,637)
Capital increase made by non-controlling interests and redemption of shares		‐	‐	21,667	‐
Related parties		2,875	(636)	(18,926)	(153)
Net cash used in financing activities from continuing operations		(815,346)	(1,804,087)	(5,813,823)	(2,455,070)
Net cash used in financing activities from discontinued operations		‐	‐	(179,025)	(514,823)
Net cash used in financing activities		(815,346)	(1,804,087)	(5,992,848)	(2,969,893)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(21,347)	(10,707)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	(19,315)	48,918
Increase (decrease) in cash and cash equivalents - continuing operations		564,448	(943,952)	2,346,575	164,806
Decrease in cash and cash equivalents - discontinued operations		‐	‐	(387,979)	‐
Cash and cash equivalents at the beginning of the period - continuing operations	5.a	21,533	948,649	2,280,074	2,661,494
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	387,980	‐
Cash and cash equivalents at the end of the period - continuing operations	5.a	585,981	4,697	4,626,649	2,826,300
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	-	‐
Non-cash transactions:
Addition on right-of-use assets and leases payable	14.a	‐	2,618	420,812	204,517
Addition on contractual assets with customers - exclusivity rights	12	‐	‐	38,796	197,915
Reversal fund - private pension	21.a	‐	‐	3,107	3,706
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	24	942	1,819	942	1,819

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Periods ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, except percentages)

		Parent		Consolidated
	Note	09/30/2022	09/30/2021	09/30/2022	09/30/2021
			Re-presented		Re-presented
Revenue
Gross revenue from sales and services, except rents and royalties	26	‐	‐	110,888,998	81,362,338
Rebates, discounts and returns	26	‐	‐	(706,554)	(976,616)
Reversal (loss) allowance for expected credit losses	6	‐	‐	26,170	10,745
Amortization of contractual assets with customers - exclusivity rights	12	‐	‐	(333,281)	(199,757)
Gain (loss) on disposal of assets and other operating income, net	27; 28	1,084	984	(284,266)	135,616
		1,084	984	109,591,067	80,332,326
Materials purchased from third parties
Raw materials used		‐	‐	(3,414,605)	(1,216,012)
Cost of products and services sold		‐	‐	(99,389,666)	(74,276,224)
Materials, energy, third-party services and others		148,520	112,966	(1,852,940)	(1,220,157)
Provision for assets losses		‐	‐	12,096	7,911
		148,520	112,966	(104,645,115)	(76,704,482)
Gross value added		149,604	113,950	4,945,952	3,627,844
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	14.a; 15; 16	(4,136)	(10,547)	(760,858)	(681,557)
Net value added produced by the Company		145,468	103,403	4,185,094	2,946,287
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	13	447,674	487,314	10,083	(22,156)
Rents and royalties	26	‐	‐	212,717	208,004
Financial income	29	183,897	55,800	467,451	310,683
		631,571	543,114	690,251	496,531
Value added from continuing operations available for distribution		777,039	646,517	4,875,345	3,442,818
Value added from discontinued operations available for distribution		106,516	16,576	547,144	1,253,521
Total added value available for distribution		883,555	663,093	5,422,489	4,696,339
Distribution of value added
Personnel and related charges
Salaries and wages		109,929	84,046	762,025	971,070
Benefits		15,346	12,254	222,524	254,148
Government Severance Indemnity Fund for Employees (FGTS)		5,564	3,825	54,639	64,224
Others		4,491	3,247	67,489	45,988
		135,330	103,372	1,106,677	1,335,430
Taxes, fees, and contributions
Federal		(142,642)	21,039	891,356	731,600
State		-	-	358,868	(65,113)
Municipal		1,306	2,202	91,836	98,834
		(141,336)	23,241	1,342,060	765,321
Financial expenses and rents
Interest, exchange variations and financial instruments		107,079	63,595	1,602,232	786,417
Rents		6,762	(286)	8,672	36,775
Others		490	2,885	121,524	42,007
		114,331	66,194	1,732,428	865,199
Remuneration of own capital
Dividends		-	218,074	1,635	228,489
Interest on capital		450,004	-	450,004	-
Retained earnings		218,710	235,636	242,541	248,379
		668,714	453,710	694,180	476,868
Value added from continuing operations distributed		777,039	646,517	4,875,345	3,442,818
Value added from discontinued operations distributed		106,516	16,576	547,144	1,253,521
Value added distributed		883,555	663,093	5,422,489	4,696,339

The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 31. The activities related to the production and marketing of chemical products (“Oxiteno”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) are presented as discontinued operations (see Note 4).

This interim financial information was authorized for issuance by the Board of Directors on November 9, 2022.

a. Principles of consolidation and investments in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2. Investments in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			09/30/2022		12/31/2021
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (4)	Brazil	Extrafarma	-	-	-	100
Companhia Ultragaz S.A. (1)	Brazil	Ultragaz	99	-	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (2)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda. (3)	Brazil	Ultragaz	-	100	-	100
LPG International Inc. (3)	Cayman Islands	Ultragaz	-	100	-	100
UVC Investimentos Ltda	Brazil	Others	100	-	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Oxiteno S.A. Indústria e Comércio (5)	Brazil	Oxiteno	-	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	-	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	-	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	-	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno USA LLC	United States	Oxiteno	-	-	-	100
Global Petroleum Products Trading Corp. (6)	British Virgin Islands	Oxiteno	-	-	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	-	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	-	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	-	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	-	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Ultracargo Vila do Conde Logística Portuária S.A. (8)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The percentages in the table above are rounded

(1)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”), became directly controlled by Ultrapar.
(2)	Non-operating company in closing phase.
(3)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. (“Bahiana”) and LPG International Inc. (“LPG”) became controlled by Ultragaz.
(4)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”, being the transaction closed on August 01, 2022 after the fulfillment of all precedent condictions. For more details, see note 4.c.1.
(5)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was completed.
(6)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.
(7)	In April 2021, the name of subsidiary Terminal Químico de Aratu S.A - Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(8)	On April 29, 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A was changed to Ultracargo Vila do Conde Logística Portuária S.A.

  Main events that occurred in the period

b.1 Clarifications on the impacts of the military conflicts between Russia and Ukraine

On February 24, 2022 there was a full-scale military invasion of Ukraine by Russian troops. Since then, global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the onset of military conflict between these countries. While the duration and the impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has and may lead to market disruptions and significant volatility in commodity prices, including crude oil, which may affect the prices of petroleum-based fuel and the demand in the markets in which we operate. Furthermore, the governments of the United States and other countries have imposed economic sanctions on Russia, including politicians and corporate and banking entities. These sanctions, or even the threat of further sanctions, may lead Russia to take countermeasures or retaliatory actions, which may lead to further disruptions in the market and an increase in crude oil prices globally, which may negatively impact our business and operations.

In addition, any new global financial crisis could have a negative impact on our borrowing cost and on our ability to obtain future borrowings. Disruptions in the financial markets could also lead to a reduction in available commercial credit due to liquidity concerns of the counterparties. If we experience a decrease in demand for our products or an increase in the default rate on our receivables, or if we are unable to obtain borrowings, our business, financial condition and results of operations could be adversely affected.

b.2 Conclusion (“closing”) of Oxiteno S.A. sale agreement

On August 16, 2021, the Company signed the agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, the Administrative Council for Economic Defense (CADE) approved the transaction without restrictions. On April 1, 2022, all conditions precedent were met and the transaction was completed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million )(1), adjusted for variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million) (1), resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million) (1), made on April 1, 2022. The final payment of US$ 150 million will be made in April 2024. For more information, see note 4.b. The Company held a 100% interest in Oxiteno S.A.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3 Conclusion (“closing”) of Extrafarma sale agreement

On May 18, 2021 the Company signed the agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). On June 22, 2022, CADE approved the transaction, through the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações - ACC”), providing for the divestment of 8 Extrafarma stores, which did not result in change in the enterprise value. On August 1, 2022, the transaction was closed, after the fulfillment of all precedent conditions. The amount of R$ 700 million was adjusted by the variations in working capital and net debt position of R$ 37.7 million resulting in the total amount of R$ 737.7 million. This amount is still subject to final working capital and net debt adjustments. Of the first installment of R$ 372.3 million, R$ 365.4 million was paid by Pague Menos on August 1, 2022 and R$ 6.9 million was paid in cash by shareholders who exercised their preemptive rights. The payment of the two remaining installments of R$ 182.7 million each will be made in August, 2023 and August, 2024 by Pague Menos. The Company held a 100% interest in Extrafarma, through subsidiary Ipiranga.

2 Basis of preparation and presentation of the interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2021. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2021.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of this interim financial information are set out in Note 3. The interim financial information was prepared considering the going concern assumption.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3. Summary of significant accounting policies

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2021, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements. Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. There have been no changes with respect to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.a.

  New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below. The Company and its subsidiaries intend to adopt these new standards, amendments and interpretations, if applicable, when they become effective and do not expect to have a material impact arising from their application in its individual and consolidated interim financial information.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on January 1, 2022, had no significant impact on the interim financial information for the three-month period ended September 30, 2022:

  Amendments to IFRS 3 - Reference to the Conceptual Framework
  Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use
  Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract
  Annual Improvements to the IFRSs Cycle 2018 - 2020 - Amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments and IFRS 16 - Leases
  Covid-19-Related Rent Concessions after September 30, 2021 - Amendments to IFRS 16

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations to IFRSs issued by the IASB were not adopted because they were not effective in the period ended September 30, 2022, and the Company does not expect to have significant impact on future financial statements and/or interim financial information:

  Interest Rate Benchmark Reform - Phase 2 - Amendments to standards IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
  Amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 (amendments) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
  Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
  Amendments to IAS 1 and IFRS Practice Statement - Disclosure of Accounting Policies
  Amendments to IAS 8 - Definition of Accounting Estimates
  Amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. As of September 30, 2022, the Company and its subsidiaries do not have any operations linked to LIBOR. Therefore, the Company understands that there are not relevant currently impacts from the LIBOR change on its operations.

4. Assets and liabilities of subsidiaries held for sale and discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as assets and liabilities held for sale and discontinued operations.

On December 31, 2021, the Company recognized deferred taxes related to Extrafarma's impairment accounting and allocated it to discontinued operations.

a. Sale of Extrafarma’s shares

On August 1, 2022, the transaction was closed, including the fulfillment of all precedent conditions. For more information, see Note 1.b.3.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On September 30, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total operation amount (EV – enterprise value)	700,000
Cash/net debt on December 31, 2020	(99,897)
Operation sale price	600,103
Estimated working capital and net debt adjustments	134,279
Cost of write-off of investment	(1,115,102)
Reversal of impairment	427,529
Provision for indemnities	(11,165)
Transaction costs	(13,282)
Gain on disposal of investments before the effect of cessation of depreciation	22,362
Cessation of depreciation	(27,084)
Loss with disposal of investments after the effect of cessation of depreciation	(4,722)
Current income and social contribution taxes	133,961
Deferred income and social contribution taxes	(141,564)
Loss on disposal of investments, net	(12,325)

b. Sale of shares of Oxiteno S.A.

On August 16, 2021, the Company announced the signing of an agreement for the sale of all shares of Oxiteno S.A. to Indorama. On April 1, 2022, the Company announced the conclusion of the transaction after approval by CADE without restrictions. For more information, see Note 1.b.2.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On September 30, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Oxiteno’s purchase and sale agreement	6,994,191
Working capital and net debt adjustments	(13,146)
Proceeds from settlement of intercompany loan held by Oxiteno	(3,980,702)
Adjustment to present value on transaction closing date referring to installment deferred of settlement	(81,397)
Revenue from the sale of investments, net of adjustment to present value	2,918,946
Cost of write-off of investment	(2,118,949)
Cumulative translation adjustments, net of cash flow hedging losses, reclassified to income statement	(277,045)
Transaction costs	(77,843)
Provision for indemnities	(136,103)
Gain on disposal of investments before the effect of cessation of depreciation	309,006
Cessation of depreciation	(51,372)
Gain with disposal of investments after the effect of cessation of depreciation	257,634
Current income and social contribution taxes	(245,478)
Deferred income and social contribution taxes	46,247
Gain on disposal of investments, net	58,403

For more information, see Note 1.b.2.

c. Disclosure of the impacts of IFRS 5 (CPC 31) - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022 and 2021, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 The results for the period and cash flows from discontinued operations for the nine-month period ended September 30, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	09/30/2022
Net revenue from sales and services	2,039,287	1,235,487	(7,241)	‐	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	‐	(2,485,069)
Gross profit	459,287	323,177	‐	‐	782,464
Selling, marketing and administrative	(201,365)	(438,601)	‐	‐	(639,966)
Other operating income (expenses), net	10,736	(5,951)	‐	252,913	257,698
Operating income (loss)	268,658	(121,375)	‐	252,913	400,196
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	‐	252,913	399,965
Financial result, net	23,153	(25,059)	54,431	-	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	252,913	452,490
Income and social contribution taxes	(16,924)	20,826	(18,507)	(206,835)	(221,440)
Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the period	326,028	(98,524)	35,924	46,078	309,506

(*) Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

The impact of the proceeds from the sale of Oxiteno in the total amount of R$ 6.2 billion was considered in the statement of cash flows as a continuing operation, comprising the sale of the investment of approximately R$ 2.3 billion and the receipt of the intercompany loan owed by Oxiteno S.A. to Ultrapar International in the approximate amount of R$3.9 billion.

	Oxiteno	Extrafarma	Eliminations	09/30/2022
Net cash (used in) provided by operating activities	(81,558)	(68,370)	180,478	30,550
Net cash (used in) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)
Net cash (used in) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(19,315)	‐	‐	(19,315)
Increase (decrease) in cash and cash equivalents	(334,891)	(53,108)	19	(387,980)

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 309,506, classified as income from discontinued operations in the consolidated financial statements. The income (loss) from consolidated discontinued operations was R$ 309,506 in the statement of income for the nine-month period ended September 30, 2022.

c.2 The results and cash flows for the nine-month period ended September 30, 2021, which were re-presented, are shown below:

	09/30/2021	Discontinued operations				09/30/2021
	Originally presented	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net revenue from sales and services	84,387,464	5,090,252	1,487,107	(18,394)	6,558,965	77,828,499
Cost of products and services sold	(79,376,849)	(3,909,391)	(1,032,083)	18,394	(4,923,080)	(74,453,769)
Gross profit	5,010,615	1,180,861	455,024	‐	1,635,885	3,374,730
Selling, marketing and administrative	(3,579,810)	(710,009)	(522,551)	‐	(1,232,560)	(2,347,250)
Gain (loss) on disposal of property, plant and equipment and intangible assets	58,185	144	148	‐	292	57,893
Impairment of assets	(394,675)	‐	(394,675)	‐	(394,675)	‐
Other operating income, net	101,485	23,751	11	‐	23,762	77,723
Operating income (loss)	1,195,800	494,747	(462,043)	‐	32,704	1,163,096
Share of profit (loss) of subsidiaries, joint ventures and associates	(22,023)	119	‐	14	133	(22,156)
Income (loss) before financial result and income and social contribution taxes	1,173,777	494,866	(462,043)	14	32,837	1,140,940
Financial result, net	(632,449)	(298,785)	(33,126)	246,364	(85,547)	(546,902)
Income (loss) before income and social contribution taxes	541,328	196,081	(495,169)	246,378	(52,710)	594,038
Income and social contribution taxes	(47,884)	56,284	96,766	(83,764)	69,286	(117,170)
Net income (loss) from continuing operations	‐	‐	‐	‐	‐	476,868
Net income (loss) from discontinued operations	‐	‐	‐	‐	16,576	16,576
Net income (loss) for the period	493,444	252,365	(398,403)	162,614	16,576	493,444
Depreciation and amortization of intangible assets and of right-of-use assets (i)	1,014,539	222,146	115,041	‐	337,187	677,352

 (i) Balances included for a complete breakdown of segment information.

	09/30/2021	Discontinued operations				09/30/2021
	Originally presented	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net cash (used in) provided by operating activities	1,882,443	941,316	(1,078)	(2,333)	937,905	944,538
Net cash (used in) provided by investing activities	1,214,045	(102,821)	(26,423)	‐	(129,244)	1,343,289
Net cash (used in) provided by financing activities	(2,969,893)	(878,335)	(12,031)	375,543	(514,823)	(2,455,070)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	38,211	48,918	‐	‐	48,918	(10,707)
Increase (decrease) in cash and cash equivalents	164,806	9,078	(39,532)	373,210	342,756	(177,950)

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2.1 In the parent company, the share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, was re-presented as discontinued operations in the total amount of R$ 16,576 in the statement of income for 2021.
5 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investments funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investments funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of financial assets of the Company and its subsidiaries and are disclosed on Note 32.j.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,318,331 as of September 30, 2022 (R$ 4,463,473 as of December 31, 2021) and are as follows:

a.              Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Cash and bank deposits
In local currency	2,588	2,554	209,954	317,907
In foreign currency	‐	‐	4,901	16,640
Financial investments considered cash equivalents
In local currency
Fixed-income securities	583,394	18,979	4,018,600	1,943,164
In foreign currency
Fixed-income securities	‐	‐	393,197	2,363
Total cash and cash equivalents	585,982	21,533	4,626,652	2,280,074

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and derivative financial instruments

The financial investments that are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Financial investments
In local currency
Fixed-income securities and funds	319,881	142,065	1,049,779	1,607,608
In foreign currency
Fixed-income securities and funds	‐	‐	‐	103,239
Currency and interest rate hedging instruments (a)	‐	‐	641,900	472,552
Total financial investments and derivative financial instruments	319,881	142,065	1,691,679	2,183,399
Current	319,881	142,065	1,264,043	1,804,122
Non-current	‐	‐	427,636	379,277

(a)  Accumulated gains, net of income tax (see Note 32.i).

6 Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	09/30/2022	12/31/2021
Domestic customers	4,404,902	3,805,756
Domestic customers - related parties (see note 9.a.2)	‐	57
Foreign customers	12,413	3,137
Foreign customers - related parties (see note 9.a.2)	2,785	4,400
	4,420,100	3,813,350
(-) Allowance for expected credit losses	(341,890)	(374,355)
Total	4,078,210	3,438,995
Current	4,013,730	3,375,246
Non-current	64,480	63,749

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2022	4,420,100	3,755,096	47,845	29,963	18,905	61,731	506,560
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2022	341,890	19,915	1,936	2,062	2,269	12,680	303,028
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	374,355
Additions	121,307
Reversals	(106,768)
Write-offs	(47,004)
Balance as of September 30, 2022	341,890

For more information on the allowance for expected credit losses, see Note 32.d.3.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	09/30/2022	12/31/2021
Reseller financing – Ipiranga	1,208,594	1,183,312
(-) Allowance for expected credit losses	(180,252)	(185,278)
	1,028,342	998,034
Current	543,516	582,562
Non-current	484,826	415,472

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2022	1,208,594	796,094	6,803	5,624	3,750	29,494	366,829
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696

The breakdown of the loss allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2022	180,252	1,738	1,708	1,173	510	12,096	163,027
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	185,278
Additions	30,943
Reversals	(31,222)
Write-offs	(4,747)
Balance as of September 30, 2022	180,252

For more information on the allowance for expected credit losses, see Note 32.d.3.

c. Trade receivables - sale of subsidiaries (Consolidated)

The breakdown of other receivables is comprised as follows:

	09/30/2022	12/31/2021
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	810,990	-
(-) Adjustment to present value - sale of investments (ii)	(69,133)	‐
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	372,215	‐
	1,114,072	-
Current	186,108	-
Non-current	927,964	-

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i) Refers to the final installment of the sale of Oxiteno, in amount of USD 150 million, due in 2024. In May 2022, the parent Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount on September 30 includes present value realization and exchange variation of the transaction closing date until September 30, 2022.

(iii) Refer to the sale of Extrafarma, which will be paid in two installments of R$ 186,108, maturing in August 2023 and August 2024, monetarily adjusted by the CDI rate + 0.5% p.a.

7 Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown as follows:

	09/30/2022	12/31/2021
Fuels, lubricants and greases	3,467,151	3,038,061
Raw materials	301,721	293,242
Liquified petroleum gas (LPG)	148,814	146,070
Consumable materials and other items for resale	175,138	115,275
Purchase for future delivery (1)	220,858	301,992
Properties for resale	20,006	24,132
	4,333,688	3,918,772

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2021	13,078
Reversal of provision for adjustment to realizable value	(404)
Provision for obsolescence and other losses	3,981
Balance as of September 30, 2022	16,655

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

8 Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2022	12/31/2021
ICMS (a.1)	1,187,751	893,206
PIS and COFINS (a.2)	1,344,733	1,177,513
Valued-added tax (VAT) of foreign subsidiaries	‐	179
Others	66,946	37,127
Total	2,599,430	2,108,025
Current	1,132,448	1,061,227
Non-current	1,466,982	1,046,798

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i)The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 1,187,751 (R$ 893,206 as of December 31, 2021) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz; and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than that of the actual operation performed by the subsidiary IPP.

The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

a.2 The recoverable PIS and COFINS are substantially related to:

(i)The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis. For further details, see note 27.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social security when allowed by law. Management estimates the realization of these credits within up to 5 years.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments, with Management estimating the realization of these credits within up to 5 years.

	Consolidated
	09/30/2022	12/31/2021
IRPJ and CSLL	381,813	447,191
Current	226,229	291,833
Non-current	155,584	155,358

9 Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	09/30/2022
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income (expenses)
Ipiranga Produtos de Petróleo S.A.	-	46,162	‐	556,487(2)	29,495(1)
Cia Ultragaz S.A.	510,277(3)	7,992	‐	‐	13,260(3)
Ultracargo Logística S.A.	‐	1,908	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	404	‐	‐	‐
UVC Investimentos Ltda	‐	45	‐	‐	‐
am/pm Comestíveis Ltda.	‐	83	‐	‐	‐
Iconic Lubrificantes S.A.	‐	2	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	‐	‐	194	‐
Others	‐	177	‐	‐	‐
Total	510,277	56,773	2,875	556,681	42,755

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021				09/30/2021
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income (expenses)
Ipiranga Produtos de Petróleo S.A.	406,787(1)	71,585	‐	1,085	13,470(1)
Cia Ultragaz S.A.	‐	11,060	‐	6,798	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	7,025	4,674	404	‐
Oxiteno S.A. Indústria e Comércio	‐	3,787	‐	2	‐
Ultracargo Logística S.A.	‐	2,798	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	200	‐	‐	‐
UVC Investimentos Ltda	‐	21	‐	‐	‐
am/pm Comestíveis Ltda.	‐	146	‐	‐	‐
Iconic Lubrificantes S.A.	‐	11	‐	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	293	‐	322	‐
Others	‐	‐	‐	1	‐
Total	406,787	96,926	4,674	8,612	13,470

(1) In March 2021, the subsidiary IPP carried out its nineth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 each, nonconvertible into shares, unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI, fully subscribed by the Company. The amount was received on July 28, 2022.

(2) Substantially composed of the final installment payable to Ipiranga in the amount of R$ 556,455 referring to the agreement for the acquisition of Ultragaz. The referred transaction of sale and purchase was conducted between companies under common control, through which the Parent company obtained the direct control of Ultragaz; accordingly IFRS 3 – Business Combinations was not applied. The amount was settled in October, 31, 2022.

(3) In June 2022, the subsidiary Cia Ultragaz carried out its first private offering in one single series of 500,000 debentures at face value of R$ 1,000.00 each, nonconvertible into shares, unsecured, with maturity on July 28, 2027 and semiannual interest linked to DI, fully subscribed by the Company.

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	09/30/2022
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	2,549	‐	197,743
União Vopak Armazéns Gerais Ltda.	‐	‐	‐	‐	588	‐
Latitude Logística Portuária S.A.	‐	‐	‐	343	‐	‐
Nordeste Logistica I S.A.	‐	‐	‐	23	‐	‐
Nordeste Logistica III S.A.	‐	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	10	‐	799
Chevron Latin America Marketing LLC (2)	‐	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	‐	51	475	‐
Chevron Marine Products (2)	‐	‐	2,443	‐	10,670	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	50,189	‐	114,529
Chevron Products Company (2)	‐	‐	‐	184,045	‐	501,960
Chevron Belgium NV (2)	‐	‐	‐	1,751	‐	9,913
Chevron Petroleum CO Colombia (2)	‐	‐	220	‐	220	‐
Chevron Brasil Oleos Basicos Ltda. (2)	‐	‐	‐	6	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	88	‐	88	‐
Others (1)	‐	617	‐	‐	‐	‐
Total	‐	3,492	2,785	238,984	12,041	824,944

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021				09/30/2021
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	90,761	‐	513,382
ConectCar Soluções de Mobilidade Eletrônica S.A.	‐	‐	‐	‐	1,469	112
União Vopak Armazéns Gerais Ltda.	‐	‐	57	‐	52	‐
Chevron (Thailand) Limited (2)	‐	‐	204	‐	462	1,072
Chevron Lubricants Lanka PLC (2)	‐	‐	‐	‐	164	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	319	‐	415	‐
Chevron Marine Products (2)	‐	‐	3,663	‐	9,581	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	53,378	302	113,081
Chevron Products Company (2)	‐	‐	‐	158,557	‐	550,367
Chevron Belgium NV (2)	‐	‐	‐	821	‐	6,353
Chevron Petroleum CO Colombia (2)	‐	‐	214	‐	392	‐
Others (1)	490	659	‐	‐	‐	‐
Total	490	3,534	4,457	303,517	12,837	1,184,367

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 17.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Key executives (Consolidated)

The Company’s compensation strategy for Management's key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For more details about post-employment benefits see Note 21.b.

The expenses for compensation of its key executives (Members of the Board of Directors and executive officers) are shown below:

	09/30/2022	09/30/2021
Short-term compensation	45,208	33,201
Stock compensation	12,670	10,839
Post-employment benefits	2,622	2,002
Total	60,500	46,042

c. Stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	66,664	2023	32.72	9,025	(8,846)	179
Balance as of September 30, 2022	66,664			9,025	(8,846)	179

For the nine-month period ended September 30, 2022, the amortization of R$ 406 (reversal of R$ 1,689 in the nine-month period ended September 30, 2021 – re-presented) was recognized as a general and administrative expense.

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2021	133,332
Shares transferred to executives	(66,668)
Balance as of September 30, 2022	66,664

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes	Accumulated recognized exercisable grant costs	Accumulated unrecognized exercisable grant costs
Restricted	November 8, 2017	2,860	2022	38.19	185	(182)	3
Restricted	April 4, 2018	6,658	2023	34.35	427	(385)	42
Restricted	September 19, 2018	80,000	2024	19.58	2,161	(1,440)	721
Restricted	September 24, 2018	80,000	2024	18.40	2,528	(1,686)	842
Restricted	April 3, 2019	79,864	2023 and 2024	23.25	3,489	(2,755)	734
Performance	April 3, 2019	39,932	2024	23.25	1,716	(1,198)	518
Restricted	September 2, 2019	320,000	2025	16.42	8,581	(4,410)	4,171
Restricted	April 1, 2020	193,827	2023 to 2025	12.53	4,584	(3,012)	1,572
Performance	April 1, 2020	277,225	2023 to 2025	12.53	5,786	(3,715)	2,071
Restricted	September 16, 2020	300,000	2026	23.03	11,793	(4,095)	7,698
Restricted	April 7, 2021	440,623	2024	21.00	17,302	(8,292)	9,010
Performance	April 7, 2021	467,724	2024	21.00	18,375	(9,366)	9,009
Restricted	September 22, 2021	1,000,000	2027	14.17	22,520	(4,066)	18,454
Restricted	April 6, 2022	797,872	2025	14.16	21,119	(3,520)	17,599
Performance	April 6, 2022	800,039	2025	14.16	21,177	(3,578)	17,599
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(534)	63,514
		7,526,624			205,791	(52,234)	153,557

For the nine-month period ended September 30, 2022, a general and administrative expense in the amount of R$ 26,361 was recognized in relation to the Plan (R$ 16,145 for the nine-month period ended September 30, 2021 – re-presented).

Balance as of December 31, 2021	4,415,294
Shares granted during the year	4,191,698
Cancellation of granted shares due to termination of executive employment	(836,030)
Shares transferred (vesting)	(480,682)
Reclassification from assets held for sale	236,344
Balance as of September 30, 2022	7,526,624

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	42,411	57,924
Provision for tax, civil and labor risks	52,558	‐	226,298	188,236
Provision for post-employment benefits	843	760	75,120	73,335
Provision for differences between cash and accrual basis (i)	‐	‐	182,909	24,754
Goodwill	‐	‐	3,608	4,825
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	17,698	18,699
Provision for asset retirement obligation	‐	‐	16,386	16,991
Provision for suppliers	7,278	6,354	149,250	39,364
Provision for profit sharing and bonus	10,922	9,541	55,670	44,876
Leases payable	306	1,264	54,638	41,463
Change in fair value of subscription warrants	8,381	10,957	8,381	10,957
Provision for deferred revenue	‐	‐	8,402	15,643
Other provisions	8,591	85	20,757	2,769
Tax loss carryforwards (10.d)	51,514	43,441	286,121	148,345
Total	140,393	72,402	1,147,649	688,181
Offset liability balance	-	‐	(126,297)	(116,426)
Net balances of deferred tax assets	140,393	72,402	1,021,352	571,755
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	‐	‐	392	408
Leases payable	‐	‐	125	138
Provision for differences between cash and accrual basis (i)	‐	‐	17,405	19,664
Goodwill	‐	‐	27,691	28,676
Business combination - fair value of assets	‐	‐	61,956	66,079
Temporary differences from foreign subsidiaries	‐	‐	1	‐
Other provisions	‐	‐	20,672	1,743
Total	‐	‐	128,242	116,708
Offset asset balance	‐	‐	(126,297)	(116,426)
Net balance of deferred tax liabilities	‐	‐	1,945	282

(i) Refers, mainly, to IRPJ and CSLL on the exchange variation of the hedge derivative instruments.

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2021	72,402	571,473
Deferred IRPJ and CSLL recognized in income for the year	21,744	416,398
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	46,247	31,622
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	(86)
Balance as of September 30, 2022	140,393	1,019,407

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
		Re-presented		Re-presented
Income before taxes	495,841	459,072	691,968	594,038
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(168,586)	(156,084)	(235,269)	(201,973)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(3,982)	(14,965)	(10,135)	(40,152)
Nontaxable revenues (ii)	5,345	‐	20,621	(96,419)
Adjustment to estimated income (iii)	‐	‐	8,538	199,221
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(2,387)	(5,198)
Share of profit (loss) of subsidiaries, joint ventures and associates	152,209	165,687	3,428	(7,533)
Interest on capital	153,000	‐	153,003	26,046
Other adjustments	34,887	‐	12,253	(23,240)
Income and social contribution taxes before tax incentives	172,873	(5,362)	(49,948)	(149,248)
Tax incentives – SUDENE (10.c)	‐	‐	52,160	32,078
Income and social contribution taxes in the statement of income	172,873	(5,362)	2,212	(117,170)
Current	151,129	‐	(414,186)	(281,585)
Deferred	21,744	(5,362)	416,398	164,415
Effective IRPJ and CSLL rates - %	(34.9)	1.2	(0.3)	19.7

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i) Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.

(ii)Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.

(iii)Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

(iv)  See Note 10.d.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

d. Tax loss carryforwards

As of September 30, 2022, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution, whose annual compensations are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2022	12/31/2021
Oil Trading	101,501	53,839
Ultrapar (i)	51,513	43,441
Abastece aí	61,983	41,065
Ipiranga	49,509	-
Ultracargo Vila do Conde	19,073	9,861
Others	2,542	139
	286,121	148,345

(i) Include the amount of R$ 29,700 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of September 30, 2022 (R$ 8,510 as of December 31, 2021).

The unrecognized balances of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2022	12/31/2021
Integra Frotas	12,482	11,769
Millennium	4,849	3,174
	17,331	14,943

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11 Prepaid expenses (Consolidated)

	09/30/2022	12/31/2021
Rents	42,844	54,327
Advertising and publicity	42,622	28,410
Insurance premiums	48,538	26,917
Software maintenance	23,846	19,863
Employee benefits	7,646	8,362
IPVA and IPTU	2,989	1,553
Contribution - private pension fund (see Note 21.a)	18,645	19,831
Other prepaid expenses	16,438	10,129
	203,568	169,392
Current	123,752	98,024
Non-current	79,816	71,368

12 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. The contracts have an average term of five years, with amortization in accordance with the contractual terms.

Changes are shown below:

Balance as of December 31, 2021	2,079,226
Additions	551,058
Amortizations	(333,281)
Transfers	(5,840)
Balance as of September 30, 2022	2,291,163
Current	599,573
Non-current	1,691,590

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and profit (loss) for the period by company:

				Parent
	Equity	Profit (loss) for the period	Interest in share capital - %	Investment		Share of profit (loss) of subsidiaries and joint ventures
				09/30/2022	12/31/2021	09/30/2022	09/30/2021
Subsidiaries							Re-presented
Ultracargo - Operações Logísticas e Participações Ltda.	1,582,367	165,536	100	1,582,367	1,474,889	165,536	130,151
Ipiranga Produtos de Petróleo S.A. (i)	7,959,298	291,167	100	7,959,286	6,662,244	291,169	552,137
Ultrapar International S.A.	(90,377)	(112,103)	100	(90,377)	(14,199)	(112,103)	(147,918)
UVC	45,888	(472)	100	45,888	36,491	(472)	(3,213)
Centro de Conveniências Millennium Ltda. (ii)	13,727	(4,960)	100	13,727	9,328	(4,960)	(2,278)
Eaí Clube Automobilista S.A.	93,839	(41,560)	100	93,839	78,896	(41,560)	(38,050)
Companhia Ultragaz S.A. (iii)	1,958,749	128,784	99	1,951,864	‐	128,331	‐
UVC Investimentos Ltda	(34)	(105)	100	(34)	‐	(105)	‐
Joint ventures	‐	‐	‐	‐	‐	‐	‐
Química da Bahia Indústria e Comércio S.A. (iv)	7,055	‐	50	3,527	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	122,141	64,099	33	40,572	16,622	21,299	(4,054)
Negative equity from joint ventures	‐	‐	‐	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	(34,741)	1,623	33	(11,535)	(12,074)	539	539
Total investments in the parent				11,679,535	8,266,396	447,674	487,314
Total provision for equity deficit of the Parent				(90,411)	(14,199)
Total				11,589,124	8,252,197

The percentages in the table above are rounded.

(i)Balances are presented net of the effects of discontinued operations. For more details, see note 4.

(ii)Balances are accounted for under the equity method of accounting based on information as of May 31, 2022.

(iii)On August 1, 2022, the Company acquired an interest of 99% in Cia. Ultragaz. Until July 31, 2022, Ultragaz was a subsidiary of IPP. For further information, see Note 1.a.2

(iv)The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investment		Share of profit (loss) of joint ventures and associates
				Consolidated	12/31/2021	09/30/2022	09/30/2021
Joint ventures							Re-presented
União Vopak – Armazéns Gerais Ltda (1)	13,932	(2,738)	50	6,966	8,336	(1,369)	683
Refinaria de Petróleo Riograndense S.A. (2)	122,141	64,099	33	40,572	16,622	21,299	(4,054)
ConectCar Soluções de Mobilidade Eletrônica S.A. (3)	‐	‐	‐	‐	‐	‐	(18,081)
Latitude Logística Portuária S.A (4)	14,075	(2,282)	50	7,038	9,978	(2,939)	(900)
Navegantes Logística Portuária S.A (4)	74,918	(14,599)	33	24,973	22,289	(9,315)	(2,283)
Nordeste Logística I S.A. (4)	16,014	6,289	33	5,338	2,416	1,588	821
Nordeste Logística II S.A. (4)	59,525	(3,950)	33	19,842	13,256	(1,581)	(674)
Nordeste Logística III S.A (4)	49,289	(428)	33	16,430	10,566	(638)	234
Química da Bahia Indústria e Comércio S.A. (i)	7,055	‐	50	3,527	3,528	‐	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (5)	21,181	9,551	25	5,295	3,204	2,476	1,533
Metalúrgica Plus S.A. (6)	(375)	(217)	33	(135)	(53)	(72)	(68)
Plenogás Distribuidora de Gás S.A. (6)	1,774	284	33	591	497	95	108
Other investments	‐	‐	‐	28	28	‐	(14)
Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A. (2)	(34,741)	1,623	33	(11,535)	(12,074)	539	539
Total investments in Consolidated				119,065	78,593	10,083	(22,156)
Total provision for equity deficit of the Parent				(135)	‐
Total				118,930	78,593

The percentages in the table above are rounded.

(i)The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(1)The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.

(2)The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.

(3)The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking. On June 25, 2021, the sale of ConectCar to Porto Seguro S.A., through its subsidiary Portoseg S.A. – Crédito, Financiamento e Investimento, was announced. The transactions were completed on October 1, 2021. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.

(4)The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).

(5)The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.

(6)The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (ii)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	425,836	21,838	447,674	7,584	2,499	10,083
Dividends	(60,000)	‐	(60,000)	‐	(396)	(396)
Equity instrument granted	10,928	‐	10,928	‐	‐	‐
Other comprehensive income	(59)	2,650	2,591	2,650	‐	2,650
Translation adjustments of foreign subsidiaries	‐	‐	‐	‐	‐	‐
Capital increase in cash	325,928	‐	325,928	28,000	‐	28,000
Shareholder transaction - changes of interest	951	3,528	4,479	3,528	(3,528)	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Transfer to provision for negative equity	‐	‐	‐	‐	‐	‐
Changes in discontinued operations	782,351	‐	782,351	‐	‐	‐
Balance as of September 30, 2022 (ii)	11,556,560	32,564	11,589,124	113,151	5,779	118,930

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2020 (ii)	10,496,479	(2,096)	10,494,383	137,004	25,616	162,620
Share of profit (loss) of subsidiaries and joint ventures from continuing operations	828,150	822	828,972	(18,068)	434	(17,634)
Share of profit (loss) of subsidiaries and joint ventures from discontinued operations	65,264	‐	65,264	‐	48	48
Dividends	(692,976)	‐	(692,976)	‐	(998)	(998)
Equity instrument granted	3,631	‐	3,631	‐	‐	‐
Other comprehensive income	7,352	99	7,451	99	‐	99
Translation adjustments of foreign subsidiaries	73,049	‐	73,049	‐	‐	‐
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	29,273	5,723	34,996	5,723	‐	5,723
Capital increase in cash	119,156	‐	119,156	30,697	‐	30,697
Capital decrease	‐	‐	‐	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of interest	‐	‐	‐	(966)	‐	(966)
Write-off of investment	‐	‐	‐	(78,099)	‐	(78,099)
Reclassification to assets held for sale (i)	(2,681,729)	‐	(2,681,729)	‐	(16,396)	(16,396)
Balance as of December 31, 2021 (ii)	8,247,649	4,548	8,252,197	71,389	7,204	78,593

(i)  For further information, see Note 4.c.1

(ii) Investments in subsidiaries, joint ventures and associates net of provision for negative equity.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

  Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of December 31, 2021	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Balance as of September 30, 2022
Cost:
Real estate	10	1,793,473	292,209	(114,307)	-	‐	1,971,375
Port areas	29	299,630	11,544	(324)	-	‐	310,850
Vehicles	4	146,173	107,190	(46,162)	-	‐	207,201
Equipment	5	16,740	8,930	(353)	-	‐	25,317
Others	20	27,846	‐	‐	-	‐	27,846
		2,283,862	419,873	(161,146)	-	‐	2,542,589
Accumulated amortization:
Real estate		(489,470)	‐	68,623	(2,272)	(159,330)	(582,449)
Port areas		(23,526)	‐	‐	-	(9,388)	(32,914)
Vehicles		(98,867)	‐	38,441	-	(38,344)	(98,770)
Equipment		(1,834)	‐	399	-	(1,063)	(2,498)
Others		(18,870)	‐	‐	-	(2,372)	(21,242)
		(632,567)	‐	107,463	(2,272)	(210,497)	(737,873)
Net amount		1,651,295	419,873	(53,683)	(2,272)	(210,497)	1,804,716

(i) Refers to R$ 1,696 transferred to property, plant and equipment and R$ 578 transferred to intangible assets.

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2021	1,348,311
Interest accrued	92,269
Payments	(272,896)
Additions and remeasurement	420,812
Write-offs	(59,477)
Monetary and exchange rate variation	(74)
Balance as of September 30, 2022	1,528,945
Current	218,395
Non-current	1,310,550

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) not discounted to present value are presented below:

09/30/2022
Up to 1 year	305,516
1 to 2 years	280,992
2 to 3 years	243,781
3 to 4 years	198,089
4 to 5 years	173,536
More than 5 years	1,124,346
Total	2,326,260

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rate (% p.a.)
From 1 to 5 years	6.39
From 6 to 10 years	7.91
From 11 to 15 years	9.73
More than 15 years	9.41

c. Effects of inflation - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation as of September 30, 2022 are as follows:

Right-of-use assets, net
Nominal base	1,804,716
Inflated base	2,128,494
17.9%
Lease liability
Nominal base	1,528,945
Inflated base	1,852,831
21.2%
Financial expenses
Nominal base	92,269
Inflated base	118,396
28.3%
Amortization expenses
Nominal base	210,497
Inflated base	244,214
16.0%

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15 Property, plant, and equipment (Consolidated)

Balance and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Balance as of September 30, 2022
Cost:
Land		610,294	‐	-	23,539	(9,939)	623,894
Buildings	32	1,486,721	15,940	-	37,928	(21,638)	1,518,951
Leasehold improvements	12	1,056,179	32,309	-	71,364	(6,295)	1,153,557
Machinery and equipment	12	3,024,577	71,764	-	45,437	(5,311)	3,136,467
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	77,999	-	3,853	(88,984)	3,238,454
LPG tanks and bottles	9	840,931	69,358	-	-	(11,047)	899,242
Vehicles	8	288,239	17,861	-	2,258	(1,237)	307,121
Furniture and fixtures	7	168,092	23,846	-	4,477	(2,016)	194,399
IT equipment	5	330,375	16,064	-	1,341	(17,737)	330,043
Construction in progress		452,248	356,776	-	(160,643)	(33)	648,348
Advances to suppliers		14,281	28,632	-	(27,677)	-	15,236
Imports in progress		181	‐	-	(181)	-	‐
		11,517,704	710,549	‐	1,696	(164,237)	12,065,712

	Balance as of December 31, 2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Balance as of September 30, 2022
Accumulated depreciation:
Buildings	(585,846)	-	(31,594)	-	12,858	(604,582)
Leasehold improvements	(573,553)	-	(41,991)	607	5,232	(609,705)
Machinery and equipment	(1,758,401)	-	(130,734)	-	5,050	(1,884,085)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(134,388)	-	75,339	(2,109,582)
LPG tanks and bottles	(498,310)	-	(51,621)	-	7,934	(541,997)
Vehicles	(133,149)	-	(17,533)	-	636	(150,046)
Furniture and fixtures	(112,288)	-	(8,449)	(606)	1,966	(119,377)
IT equipment	(269,534)	-	(17,692)	(3)	17,569	(269,660)
	(5,981,614)	‐	(434,002)	(2)	126,584	(6,289,034)
Provision for impairment losses:
Land	(146)	-	-	-	-	(146)
Leasehold improvements	(18)	-	-	-	-	(18)
Machinery and equipment	(1,289)	-	-	-	-	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	18	(28)
	(1,499)	‐	‐	‐	18	(1,481)
Net amount	5,534,591	710,549	(434,002)	1,694	(37,635)	5,775,197

(i) Refers to R$ 1,694 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16 Intangible assets (consolidated)

Balance and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Balance as of September 30, 2022
Cost:
Goodwill (a)		818,096	-	-	-	-	-	818,096
Software	5	1,146,980	161,978	-	576	(3,817)	-	1,305,717
Distribution rights	16	114,593	-	-	-	-	-	114,593
Brands		69,198	-	-	-	-	(2,156)	67,042
Trademark rights	39	114,792	-	-	-	-	-	114,792
Others	10	421	‐	-	-	-	-	421
Decarbonization credits (CBIO)		‐	542,453	-	-	(182,649)	-	359,804
		2,264,080	704,431	‐	576	(186,466)	(2,156)	2,780,465
Accumulated amortization:
Software		(679,402)	-	(113,395)	2	3,685	-	(789,110)
Distribution rights		(101,027)	-	(761)	-	-	-	(101,788)
Trademark rights		(11,993)	-	(2,203)	-	-	-	(14,196)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(116,359)	2	3,685	‐	(905,496)
Net amount		1,471,256	704,431	(116,359)	578	(182,781)	(2,156)	1,874,969

(i) Refers to R$ 578 transferred from right-of-use assets.

95

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Goodwill

The balance of goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	09/30/2022	12/31/2021
Goodwill on the acquisition of:
Extrafarma	Extrafarma	-	661,553
Extrafarma - impairment (i)	Extrafarma	-	(661,553)
Extrafarma - net	Extrafarma	‐	‐
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
		818,096	818,096

(i) For further information, see Note 4.a.

(ii) Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets.  In the nine-month period ended September 30, 2022, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

17 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent

Description	09/30/2022	12/31/2021	Index/Currency	Weighted average financial charges 09/30/2022	Maturity
Brazilian Reais:
Debentures - 6th issuance	1,741,351	1,764,199	DI	105.3%	2023
Total	1,741,351	1,764,199
Current	1,741,351	39,333
Non-current	‐	1,724,866

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

                    Consolidated:

	09/30/2022	12/31/2021	Index/Currency	Weighted average financial charges 09/30/2022	Maturity
Foreign currency:
Notes in the foreign market (d)	4,330,311	7,821,441	USD	5.3% p.a.	2026 to 2029
Foreign loan	668,728	735,438	USD	4% p.a.	2023
Foreign loan	‐	275,936	USD + LIBOR (1)	-	-
Foreign loan	51,363	‐	EU$	2.9% p.a.	2023
Total in foreign currency	5,050,402	8,832,815
Brazilian Reais:
Debentures – CRA	1,449,345	2,063,788	DI	96.2%	2022 to 2023
Debentures - 6th issuance	1,741,351	1,764,199	DI	105.3%	2023
Debentures – CRA	3,022,737	1,940,237	R$ + IPCA	5.1% p.a.	2024 to 2032
Debentures – Ipiranga	‐	771,538	DI	-	-
Debentures - Ultracargo Logística and Tequimar Vila do Conde	476,773	466,061	R$ + IPCA	4.1% p.a.	2028
Banco do Brasil floating rate	‐	204,813	DI	-	2022
Debentures – Ultracargo Logística	83,458	80,946	R$	6.5% p.a.	2024
Bank Credit Bill	‐	51,179	R$ + DI	-	-
Financial institutions	‐	4,564	R$	-	2022
FINEP	60	326	R$ + TJLP (2)	-1.5% p.a.	2022 to 2023
Total in Brazilian Reais	6,773,724	7,347,651
Total in foreign currency and Brazilian Reais	11,824,126	16,180,466
Currency and interest rate hedging instruments (*)	411,670	197,177
Total	12,235,796	16,377,643
Current	3,462,996	2,866,051
Non-current	8,772,800	13,511,592

(*) Accumulated losses (see Note 32.i).

1)	LIBOR = London Interbank Offered Rate.
2)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2022, TJLP was fixed at 7.01% p.a.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2021	1,764,199	16,377,643
New loans and debentures with cash effect	‐	1,019,580
Interest accrued	159,704	743,733
Principal payment (d)	‐	(4,966,715)
Interest payment	(182,552)	(660,300)
Monetary and exchange rate variation	‐	(455,845)
Change in fair value	‐	(36,793)
Hedge result	‐	214,493
Balance as of September 30, 2022	1,741,351	12,235,796

 (i) For further details, see Note 4.c.1.

The long-term debt had the following principal maturity schedule:

	Parent		Consolidated
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
From 1 to 2 years	‐	1,724,866	1,095,965	3,092,734
From 2 to 3 years	‐	‐	347,072	774,904
From 3 to 4 years	‐	‐	275,608	270,401
From 4 to 5 years	‐	‐	2,344,261	3,056,499
More than 5 years	‐	‐	4,709,894	6,317,054
	‐	1,724,866	8,772,800	13,511,592

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in note 17.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 32.h).

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2021	Incurred costs	Payments	Balance as of June 30, 2022
Debentures	0.25	54,490	30,420	(12,756)	72,154
Notes in the foreign market	0.05	28,018	‐	(14,693)	13,325
Banco do Brasil	0.05	76	‐	(76)	‐
Total		82,584	30,420	(27,525)	85,479

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	14,982	11,442	9,508	9,310	9,300	17,612	72,154
Notes in the foreign market	2,340	2,349	2,345	2,347	1,477	2,467	13,325
Total	17,322	13,791	11,853	11,657	10,777	20,079	85,479

c. Guarantees

The financing does not have collateral as of September 30, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$ 10,082,775 as of September 30, 2022 (R$ 14,151,506 as of December 31, 2021).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 117,783 as of September 30, 2022 (R$ 118,231 as of December 31, 2021).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions (vendor financing) as follows:

	IPP
	09/30/2022	12/31/2021
Maximum amount of future payments related to such collateral:	848,932	690,347
Maturity up to	49 months	49 months
Fair value of collateral	9,844	9,923

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2022, the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “Other payables”, which is recognized in the statement of income as customers settle their obligations with the financial institutions.

d. Principal payment

d.1. Result of tender offers to repurchase notes

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to repurchase notes in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“Notes 2029”), both issued by Ultrapar International S.A. (“Ultrapar International”) and outstanding in the international market.

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents. On April 14 and 18, 2022, the subsidiary repurchased US$ 114,129 (equivalent to R$ 538,210) and US$ 200 (equivalent to R$ 935), respectively, of notes in the foreign market, maturing in October 2026, and on April 27, 2022, it repurchased US$ 485,667 (equivalent to R$ 2,436,446) of notes in the foreign market, maturing in June 2029.

(1) As of the closing date of the transaction, the amount converted into Reais using the exchange rate (US$ 1.00 to R$ 4.7158 on April 14, 2022; US$ 1.00 to R$ 4.6746 on April 18, 2022; US$ 1.00 to R$ 5.0167 on April 27, 2022).

d.2. Debentures

On April 18, 2022, the subsidiary Ipiranga settled the first series of the 5th issue of simple, nominative, book-entry and unsecured debentures, linked to the issuance of agribusiness receivables certificates (CRA) in the amount of R$ 660,139.

In June 2022, the subsidiary IPP carried out its eleventh issue of debentures in the total amount of R$ 1,000,000, in a single series of 1,000,000 simple, nonconvertible into shares, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP.

The debentures were subscribed for the purpose to bind the issuance of Agribusiness Receivables Certificates (CRA). The financial settlement occurred on June 27, 2022. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Quantity:	1,000,000
Unit face value:	R$ 1,000,000.00
Final maturity:	06/11/2032
Payment of the face value:	Annual from the 8th year
Interest:	IPCA + 6.0053%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 104.8% of DI. IPP designated the hedging instrument as a fair value hedge, therefore, both the debentures and the hedging instrument are presented at their fair value calculated from the beginning of their contracting, with changes in fair value recognized in profit or loss.

e. Foreign loans

In September 2022, the subsidiary Iconic Lubrificantes S.A. issued debt notes under Resolution 4131 with Rabobank maturing in March 2023. The debt is remunerated at EUR + 2.91%.

The subsidiary Iconic contracted instruments to hedge against the variations of the EUR+ 2.91%, changing the financial charges to 111.6% of the DI. Iconic designated these hedging instruments as a fair value hedge. Therefore, the debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.
18 Trade payables (consolidated)

a. Trade payables

	09/30/2022	12/31/2021
Domestic suppliers	2,173,986	3,010,912
Foreign suppliers	1,123,396	445,805
Trade payables - related parties (see Note 9.a.2)	238,984	214,178
	3,536,366	3,670,895

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Trade payables - reverse factoring

	09/30/2022	12/31/2021
Domestic suppliers - reverse factoring	2,561,417	1,948,033
Trade payables - reverse factoring - related parties (see Note 9.a.2)	‐	89,339
Foreign suppliers - reverse factoring	‐	81,687
	2,561,417	2,119,059

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

19 Salaries and related charges (Consolidated)

	09/30/2022	12/31/2021
Provisions on salaries	189,589	136,938
Profit sharing, bonus and premium	164,314	132,390
Social charges	59,933	52,739
Others	2,360	8,036
	416,196	330,103

20 Taxes payable (Consolidated)

	09/30/2022	12/31/2021
ICMS	108,995	146,598
IPI	4,751	4,163
PIS and COFINS	7,324	13,667
ISS	49,493	45,533
Others	16,947	19,215
	187,510	229,176

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 18,645 (R$ 19,831 as of December 31, 2021) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 102 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the nine-month period ended September 30, 2022, the subsidiaries contributed R$ 11,896 to Ultraprev (R$ 11,221 in the nine-month period ended September 30, 2021).

The total number of participating employees as of September 30, 2022 was 4,137 active participants and 281 retired participants (4,381 active participants and 254 retired participants as of December 31, 2021). In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2021.

	09/30/2022	12/31/2021
Health and dental care plan (1)	166,743	159,867
Indemnification of FGTS	38,634	38,617
Seniority bonus	3,210	5,570
Life insurance (1)	12,382	11,665
Total	220,969	215,719
Current	21,214	21,082
Non-current	199,755	194,637

(1)    Only IPP, Tropical and Iconic.

22 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2021	56,711
Additions (new tanks)	158
Expenditure with tanks removed	(6,789)
Accretion expense	4,051
Balance as of September 30, 2022	54,131
Current	5,325
Non-current	48,806

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23 Provisions and contingent liabilities (Consolidated)

a. Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of December 31, 2021	Additions	Reversals	Payments	Interest	Balance as of September 30, 2022
IRPJ and CSLL (a.1)	552,172	7,154	(692)	‐	32,367	591,001
Tax (c)	84,155	785	(14,567)	(32,511)	1,242	39,104
Civil, environmental and regulatory claims (a.2)	108,761	9,018	(9,339)	(19,757)	6	88,689
Labor litigation (a.3)	95,460	16,960	(21,132)	(20,325)	371	71,334
Provision for indemnities (a.4)	‐	147,268	‐	‐	‐	147,268
Others	91,637	4,812	(1,613)	‐	861	95,697
Total	932,185	185,997	(47,343)	(72,593)	34,847	1,033,093
Current	119,942					21,580
Non-current	812,243					1,011,513

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	09/30/2022	12/31/2021
Tax	780,820	731,326
Labor	33,102	48,147
Civil and others	66,191	91,788
	880,113	871,261

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 553,102 as of September 30, 2022 (R$ 534,830 as of December 31, 2021). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 88,689 as of September 30, 2022 (R$ 108,761 as of December 31, 2021).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 71,335 as of September 30, 2022 (R$ 95,460 as of December 31, 2021) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 136,103 was recorded, R$ 86,363 of which related to labor claims, R$ 17,575 to civil claims and R$ 32,165 to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 11,165 was recorded, R$ 5,903 of which related to labor claims, R$ 472 to civil claims and R$ 4,790 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the financial statements. The estimated amount of this contingency is R$ 3,568,221 as of September 30, 2022 (R$ 3,310,603 as of December 31, 2021).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,563,075 as of September 30, 2022 (R$ 2,292,465 as of December 31, 2021), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 187,746 as of September 30, 2022 (R$ 178,422 as of December 31, 2021).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,402,066 as of September 30, 2022 (R$ 1,303,383 as of December 31, 2021). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 187,851 as of September 30, 2022 (R$ 209,611 as of December 31, 2021), of which R$ 618 (R$ 15,532 as of December 31, 2021) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 177,253 as of September 30, 2022 (R$ 106,590 as of December 31, 2021); from conditioned fruition of tax incentive in the amount of R$ 193,981 as of September 30, 2022 (R$ 174,039 as of December 31, 2021); of inventory differences in the amount of R$ 354,862 as of September 30, 2022 (R$ 295,163 as of December 31, 2021); and of a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 239,610 (R$ 219,218 as of December 31, 2021).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 689,270 as of September 30, 2022 (R$ 578,097 as of December 31, 2021), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 229,345 as of September 30, 2022 (R$ 218,589 as of December 31, 2021), which includes the amount of the income taxes, interest and penalty.

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 750,653 as of September 30, 2022 (R$ 771,695 as of December 31, 2021), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 35,278 as of September 30, 2022 (R$ 34,162 as of December 31, 2021). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 239,511 as of September 30, 2022 (R$ 233,426 as of December 31, 2021) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 254,493 as of September 30, 2022 (R$ 246,443 as of December 31, 2021).

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability in the amount of R$ 19,651 (R$ 19,724 as of December 31, 2021) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 100,548 as of September 30, 2022 (R$ 101,267 as of December 31, 2021). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The provision of the Chevron indemnification in the amount of R$ 19,651 refers to: (i) R$ 16,967 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,392 labor claims; and (iii) R$ 292 civil, regulatory and environmental claims.

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 24, 2021, August 11, 2021, February 23, 2022 and August 3, 2022, the Company’s Board of Directors approved the issuance of 70,939, 31,032, 45,925 and 21,472, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 612,876 shares linked to the subscription warrants – indemnification were canceled and not issued. On September 30, 2022, 3,435,480 shares were retained linked to subscription warrants – indemnification, which will be issued or canceled as the final decisions on the lawsuits are determined, being the maximum number of shares that can be issued in the future, totaling R$ 40,298 (R$ 51,296 as of December 31, 2021).

25 Equity

a. Share capital

As of September 30, 2022, the subscribed and paid-up capital consists of 1,115,173,080 (1,115,107,683 as of December 31, 2021) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares on B3 as of September 30, 2022 was R$ 11.73 (R$ 14.54 as of December 31, 2021).

As of September 30, 2022, there were 54,162,561 common shares outstanding abroad in the form of ADRs (50,374,275 shares as of December 31, 2021).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c). As of September 30, 2022, the balance of treasury shares granted with right of use was 4,687,287 common shares (3,178,383 as of December 31, 2021).

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of September 30, 2022, the balance was R$ 489,039 (R$ 488,425 as of December 31, 2021) and 21,475,665 common shares (23,756,393 as of December 31, 2021) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 22.77.

09/30/2022
Balance of unrestricted shares held in treasury	21,475,665
Balance of treasury shares granted with right of use (see note 25.b)	4,687,287
Total balance of treasury shares as of September 30, 2022	26,162,952

d. Destination of income for the period

On May 11, 2022, the Ordinary General Meeting approved, pursuant to article 28, “k”, and article 54, paragraph 2, of the Bylaws, the proposal for early payment of interest on capital in the gross amount of R$ 450,000, corresponding to R$ 0.41247 per share, already excluding treasury shares. The total amount, net of taxes withheld at source, will be deducted from the minimum mandatory dividend referring to 2022.

The payment started to be made on August 10, 2022, without remuneration or monetary adjustment, proportionally to the ownership interest of each shareholder, with Withholding Income Tax, except for corporate shareholders that are already proven to be immune or exempt; each shareholder is entitled to a net amount of R$ 0.35060 per share.

26 Net revenue from sales and services (Consolidated)

	09/30/2022	09/30/2021
		Re-presented
Gross revenue from sales:
Merchandise	110,053,796	80,664,085
Services rendered and others	919,573	757,670
Sales returns and discounts	(706,554)	(976,616)
Amortization of contractual assets (see Note 12)	(333,281)	(199,757)
Deferred revenue	330	16,238
	109,933,864	80,261,620
Taxes on sales	(2,256,464)	(2,433,121)
Net revenue	107,677,400	77,828,499

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

27 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
				Re-presented
Raw materials and materials for use and consumption	‐	‐	(101,973,438)	(73,989,567)
Personnel expenses	(155,043)	(118,532)	(1,251,965)	(1,122,512)
Freight and storage	‐	‐	(906,939)	(668,794)
Decarbonization obligation (1)	‐	-	(497,077)	(111,220)
Services provided by third parties	(60,289)	(80,646)	(311,022)	(289,022)
Depreciation and amortization	(1,390)	(6,046)	(550,361)	(483,572)
Amortization of right-of-use assets	(2,746)	(4,501)	(210,497)	(192,712)
Advertising and marketing	‐	(16)	(57,480)	(64,519)
Extemporaneous tax credits (2)	‐	‐	34,247	170,943
Other expenses, net	(28,106)	(16,808)	(152,568)	27,679
SSC/Holding expenses	228,305	207,661	‐	‐
Total	(19,269)	(18,888)	(105,877,100)	(76,723,296)
Classified as:
Cost of products and services sold	‐	‐	(102,769,780)	(74,453,769)
Selling and marketing	‐	‐	(1,558,203)	(1,364,170)
General and administrative expenses	(17,508)	(19,840)	(1,135,042)	(983,080)
Other operating income (expenses), net	(1,761)	952	(414,075)	77,723
Total	(19,269)	(18,888)	(105,877,100)	(76,723,296)

(1) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

(2) Refers substantially to PIS and COFINS credits recorded in 2021 and 2022. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in Other operating income (expenses), net in the statement of income.

28 Gain (loss) on disposal of PP&E and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In the accumulated period until September 30, 2022, the result was a gain of R$ 129,809 (gain of R$ 57,893 as of September 30, 2021 - re-presented).

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

29 Financial result, net

	Parent		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
				Re-presented
Financial income:
Interest on financial investments	160,346	23,122	295,842	63,193
Interest from customers	‐	‐	96,822	80,025
Changes in subscription warrants (see Note 24)	7,577	32,490	7,577	32,490
Selic interest on PIS/COFINS credits	‐	‐	33,487	128,330
Update of provisions and other income	15,974	188	33,723	6,645
	183,897	55,800	467,451	310,683
Financial expenses:
Interest on loans	(160,564)	(61,170)	(1,058,104)	(484,150)
Interest on leases payable	(1,115)	(2,425)	(92,269)	(99,116)
Bank charges, financial transactions tax, and other taxes	(12,227)	(1,591)	(96,890)	(54,752)
Exchange variations, net of gain (loss) on hedging instruments	54,600	‐	(451,859)	(203,151)
Update of provisions, net, and other expenses	‐	‐	(16,553)	(16,416)
	(119,306)	(65,186)	(1,715,675)	(857,585)
Total	64,591	(9,386)	(1,248,224)	(546,902)

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

30 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 9.c and 24, respectively.

	07/01/2022 to 09/30/2022			01/01/2022 to 09/30/2022			07/01/2021 to 09/30/2021 – Re-presented (ii)			01/01/2021 to 09/30/2021 – Re-presented (ii)
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income (loss) for the period of the Company	170,839	(97,738)	73,101	668,714	309,506	978,220	156,434	212,769	369,203	453,710	16,576	470,286
Weighted average number of shares outstanding (in thousands)	1,091,254	1,091,254	1,091,254	1,091,254	1,091,254	1,091,254	1,090,340	1,090,340	1,090,340	1,090,340	1,090,340	1,090,340
Basic earnings per share - R$	0.1566	(0.0896)	0.0670	0.6128	0.2836	0.8964	0.1435	0.1951	0.3386	0.4161	0.0152	0.4313
Diluted earnings per share
Net income (loss) for the period of the Company	170,839	(97,738)	73,101	668,714	309,506	978,220	156,434	212,769	369,203	453,710	16,576	470,286
Weighted average number of outstanding shares (in thousands), including dilution effects	1,097,331	1,097,331	1,097,331	1,097,331	1,097,331	1,097,331	1,096,801	1,096,801	1,096,801	1,096,801	1,096,801	1,096,801
Diluted earnings per share - R$	0.1557	(0.0891)	0.0666	0.6094	0.2821	0.8915	0.1426	0.1940	0.3366	0.4137	0.0151	0.4288
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share			1,091,254			1,091,254			1,090,340			1,090,340
Dilution effect
Subscription warrants			3,463			3,463			3,559			3,559
Stock plan			2,614			2,614			2,902			2,902
Weighted average number of shares for diluted earnings per share			1,097,331			1,097,331			1,096,801			1,096,801

(i)   For further details, see Note 4.c.1

(ii)  For further details, see Note 4.c.2

Earnings per share were adjusted retrospectively by the issuance of 2,406,813 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 24.

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

31 Segment information

The Company has three relevant business segments: gas distribution, fuel distribution and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows. For information on the discontinued operations, see Note 4.c.2:

09/30/2022
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	98,375,120	8,650,959	638,755	158,621	107,823,455	(146,055)	107,677,400
Transactions with third parties	98,372,217	8,649,057	498,863	157,263	107,677,400	‐	107,677,400
Intersegment transactions	2,903	1,902	139,892	1,358	146,055	(146,055)	‐
Cost of products and services sold	(95,025,764)	(7,479,019)	(252,333)	(136,126)	(102,893,242)	123,462	(102,769,780)
Gross profit	3,349,356	1,171,940	386,422	22,495	4,930,213	(22,593)	4,907,620
Operating income (expenses)
Selling and marketing	(1,131,747)	(414,237)	(9,076)	(3,143)	(1,558,203)	‐	(1,558,203)
General and administrative	(657,091)	(178,218)	(95,181)	(227,145)	(1,157,635)	22,593	(1,135,042)
Gain (loss) on disposal of property, plant and equipment and intangible assets	128,186	(926)	(166)	2,715	129,809	‐	129,809
Other operating income (expenses), net	(416,344)	8,220	(1,699)	(4,252)	(414,075)	‐	(414,075)
Operating income (loss)	1,272,360	586,779	280,300	(209,330)	1,930,109		1,930,109
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,408)	22	(1,369)	21,838	10,083	‐	10,083
Income (loss) before financial result and income and social contribution taxes	1,261,952	586,801	278,931	(187,492)	1,940,192		1,940,192
Depreciation of PP&E and amortization of intangible assets	262,747	176,879	70,684	35,188	545,498	‐	545,498
Amortization of contractual assets with customers - exclusivity rights	332,196	1,085	-	‐	333,281	‐	333,281
Amortization of right-of-use assets	135,341	41,789	30,230	3,137	210,497	‐	210,497
Total depreciation and amortization	730,284	219,753	100,914	38,325	1,089,276	‐	1,089,276

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

09/30/2021- Re-presented
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	70,322,561	7,062,956	525,702	77,471	77,988,690	(160,191)	77,828,499
Transactions with third parties	70,322,506	7,059,476	384,220	62,297	77,828,499	‐	77,828,499
Intersegment transactions	55	3,480	141,482	15,174	160,191	(160,191)	‐
Cost of products and services sold	(68,106,819)	(6,279,996)	(207,753)	54	(74,594,514)	140,745	(74,453,769)
Gross profit	2,215,742	782,960	317,949	77,525	3,394,176	(19,446)	3,374,730
Selling and marketing	(981,457)	(329,233)	(6,230)	(47,250)	(1,364,170)	-	(1,364,170)
General and administrative	(544,698)	(150,701)	(93,938)	(213,189)	(1,002,526)	19,446	(983,080)
Gain (loss) on disposal of property, plant and equipment and intangible assets	55,416	2,533	2	(58)	57,893	‐	57,893
Other operating income (expenses), net	59,099	10,275	4,038	4,311	77,723	‐	77,723
Operating income	804,102	315,834	221,821	(178,661)	1,163,096	‐	1,163,096
Share of profit (loss) of subsidiaries, joint ventures and associates	(1,269)	40	683	(21,610)	(22,156)	‐	(22,156)
Income before financial result and income and social contribution taxes	802,833	315,874	222,504	(200,271)	1,140,940	‐	1,140,940
Depreciation of PP&E and amortization of intangible assets	244,045	156,079	55,902	27,546	483,572	‐	483,572
Amortization of contractual assets with customers - exclusivity rights	198,572	1,185	‐	‐	199,757	‐	199,757
Amortization of right-of-use assets	137,437	34,113	16,390	4,772	192,712	‐	192,712
Total depreciation and amortization	580,054	191,377	72,292	32,318	876,041	‐	876,041

(1)

Includes in the line “General and administrative expenses and revenue from sale of goods” the amount of R$ 118,760 in 2022 (R$ 100,184 in 2021 - re-presented) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2)

The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures of ConectCar, until June 30, 2021, and RPR.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

09/30/2022
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	339,591	228,143	117,537	3,596	688,867	‐	688,867
Capitalized interest and other items included in property, plant and equipment and provision for ARO	21,680	‐	‐	‐	21,680	‐	21,680
Acquisition of intangible assets	111,377	21,620	4,673	24,423	162,093	‐	162,093
Payments of contractual assets with customers - exclusivity rights	512,262	‐	‐	‐	512,262	‐	512,262
Decarbonization credits (note 16)	542,453	‐	‐	‐	542,453	‐	542,453

09/30/2021- Re-presented
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	210,197	268,300	234,035	2,340	714,872	‐	714,872
Capitalized interest and other items included in property, plant and equipment and provision for ARO	4,670	‐	1,435	‐	6,105	‐	6,105
Acquisition of intangible assets	78,513	17,231	8,710	25,316	129,770	‐	129,770
Payments of contractual assets with customers - exclusivity rights	222,623	‐	‐	‐	222,623	‐	222,623
Decarbonization credits (note 16)	121,908	‐	‐	‐	121,908	‐	121,908

09/30/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	24,044,649	3,680,459	2,974,494	3,367,564	34,067,166	‐	34,067,166

12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	1,049,458	28,009,440	11,000,917	39,010,357

(3)

The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2022	09/30/2021
Net revenue from sales and services:
Brazil	106,519,213	77,727,931
Europe	377,856	15,868
Singapore	359,250	‐
United States of America and Canada	356,642	25,999
Other Latin American countries	58,377	52,521
Others	6,062	6,180
Total	107,677,400	77,828,499

32 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Treasury Director, Controllership Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Compliance and Audit board monitors standards compliance of the Policy and reports to the Audit and Risk Committee the risks exposure and compliance or noncompliance of the Policy to the Board of Directors.

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s incomes and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Assets and liabilities in foreign currencies

	09/30/2022	12/31/2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	398,098	122,242
Foreign trade receivables, net of allowance for expected credit losses and advances to foreign customers	3,052	1,324
Other receivables	810,990	-
Other assets of foreign subsidiaries	177,676	186,548
Asset exposure from subsidiaries held for sale	‐	3,839,194
	1,389,816	4,149,308
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,075,410)	(8,860,833)
Payables arising from imports, net of advances to foreign suppliers	(1,115,067)	(649,107)
Liabilities exposure of subsidiaries held for sale	‐	(884,402)
	(6,190,478)	(10,394,342)
Foreign currency hedging instruments	4,367,236	2,933,572
Foreign currency hedging instruments from subsidiaries held for sale	‐	1,786,471
Net liability position - total	(433,425)	(1,524,991)

Net (liability) asset position - income statement effect	(433,425)	(498,604)
Net liability position - equity effect from subsidiaries held for sale	‐	(1,026,387)

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the future market curves as of September 30, 2022 were used on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement, impacted by the average U.S. dollar of R$ 5.4720 on September 30, 2022.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 517,668 in foreign currency as of September 30, 2022:

	Risk	Base Scenario
Income statement effect	Real devaluation	(13,080)
	Net effect	(13,080)
Income statement effect	Real appreciation	13,080
	Net effect	13,080

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	09/30/2022	12/31/2021
DI
Cash equivalents	5.a	4,018,600	1,943,164
Financial investments	5.b	1,049,779	1,607,608
Loans and debentures	17	(3,190,696)	(4,855,517)
Liability position of foreign exchange hedging instruments - DI	32.g	(1,793,032)	(2,283,625)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,428,601)	(2,364,583)
Net liability position in DI		(3,343,950)	(5,952,953)
TJLP
Loans – TJLP	17	(60)	(326)
Net liability position in TJLP		(60)	(326)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	32.g	‐	279,047
Loans - LIBOR	17	‐	(275,936)
Net liability position in LIBOR		‐	3,111
Total net liability position exposed to floating interest		(3,344,010)	(5,950,168)

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest risks, on September 30, 2022, the Company used the market curves of the benchmark indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		09/30/2022
Exposure to interest rate risk	Risk	Base Scenario
Interest effect on cash equivalents and financial investments	Increase in DI	23,776
Interest effect on debt in DI	Increase in DI	(44,791)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI	(262,181)
Incremental expenses		(283,196)
Interest effect on debt in TJLP	Increase in TJLP	(4)
Incremental expenses		(4)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The credit risk of financial institution and government related to cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	09/30/2022	12/31/2021
AAA	5,251,756	3,606,000
AA	987,636	740,879
A	2,837	116,594
Others	76,102	‐
Total	6,318,331	4,463,473

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees do not influence the calculation of risk of loss. The Company’s subsidiaries maintained the following allowances for expected credit losses:

	09/30/2022	12/31/2021
Ipiranga	391,245	422,542
Ultragaz	128,422	135,565
Ultracargo	2,475	1,526
Total	522,142	559,633

The table below presents information on credit risk exposure, resulting from the additions of the balances of trade receivables and reseller financing:

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2022			12/31/2021
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,551,190	21,653	0.6%	3,901,536	23,476
less than 30 days	6.7%	54,648	3,644	7.3%	109,284	8,005
31-60 days	9.1%	35,587	3,235	20.4%	57,545	11,746
61-90 days	12.3%	22,655	2,779	23.0%	39,177	9,016
91-180 days	27.2%	91,225	24,776	49.1%	50,588	24,818
more than 180 days	53.4%	873,389	466,055	57.5%	838,532	482,572
		5,628,694	522,142		4,996,662	559,633

The information on allowance for expected credit losses balances by geographic area is as follows:

	09/30/2022	12/31/2021

Brazil	521,983	559,532
United States of America and Canada	33	3
Other Latin American countries	‐	15
Europe	86	66
Others	40	17
	522,142	559,633

For more information on the allowance for expected credit losses, see Notes 6.a and 6.b.

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for cargo purchased in the international market, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of hedging financial instruments to hedge commodity price risk as of September 30, 2022 and December 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Term	Sold	Heating Oil	Oct-22	210,340	167,255	180,931	103,148	6,323	2,269
Term	Sold	RBOB	Oct-22	67,888	29,413	43,660	17,112	6,153	(967)
								12,476	1,302

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries believe to have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 3,943,836 (for quantitative information, see Note 17). As of September 30, 2022, the Company and its subsidiaries had R$ 5,890,695 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities and leases payable as of September 30, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1)(2)	15,426,293	3,943,836	3,031,703	3,378,812	5,071,942
Derivative instruments (3)	2,000,278	566,874	526,125	512,677	394,602
Trade payables	6,097,783	6,097,783	‐	‐	‐
Leases payable	2,326,260	305,516	524,773	371,625	1,124,346

(1)

To calculate the estimated interest on loans, it was estimated based on the US dollar futures contracts and on the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on September 30, 2022.

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on September 30, 2022. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 5) and loans, including debentures (see Note 17). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments entered by the Company and its subsidiaries: As of September 30, 2022, the Company and its subsidiaries had a provision for income tax for derivative instruments of R$ 109,143 (R$ 87,606 as of December 31, 2021):

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]		Fair value
		Assets	Liabilities			09/30/2022	12/31/2021	09/30/2022	12/31/2021
Foreign exchange swap	Financing	USD + 4.65%	104.87%	Sept-23	32.h.1	USD 125,000	USD 125,000	155,383	212,510
Foreign exchange swap	Financing	EUR + 3.42%	111.60%	Mar-23	32.h.1	EUR 9,709	-	1,236	-
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.1368%	104.75%	-	32.h.1	-	USD 50,000	‐	109,332
Interest rate swap	Financing	IPCA + 5.03%	102.87%	Jun-32	32.h.1	R$ 3,226,054	R$ 2,226,054	172,591	166,468
Interest rate swap	Financing	6.47%	99.94%	Nov-24	32.h.1	R$ 90,000	R$ 90,000	(10,508)	(9,044)
Term	Firm commitments	BRL	Heating Oil/ RBOB	Oct-22	32.h.1	USD 73,500	USD 120,260	12,476	1,302
NDF	Firm commitments	BRL	USD	Oct-22	32.h.1	USD 102,865	USD 68,361	(8,117)	5,702
								323,061	486,270

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		09/30/2022	12/31/2021	09/30/2022	12/31/2021
Foreign exchange swap	Financing	USD + 0.00%	52.5% of CDI	Jun-29	USD 300,000	-	249,335	‐
NDF	Firm commitments	USD	BRL	Mar-23	USD 745,659	USD 681,846	44,175	3,463
Interest rate swap	Financing	5.25%	CDI - 1.36%	Jun-29	USD 300,000	USD 300,000	(277,200)	(126,752)
							16,310	(123,289)

1 Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2022	12/31/2021
Notional amount – US$	125,000	175,000
Result of hedging instruments - gain/(loss) - R$	(104,943)	21,812
Fair value adjustment of debt - R$	33,614	47,064
Financial result of the debt - R$	14,620	(105,059)
Average effective cost - DI %	105	105

Notional amount – EUR	9,709	‐
Result of hedging instruments - gain/(loss) - R$	1,236	‐
Fair value adjustment of debt - R$	(237)	‐
Average effective cost - DI %	112	‐
For further information, see Note 17.b.1

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2022	12/31/2021
Notional amount – R$	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	(78,722)	(17,922)
Fair value adjustment of debt - R$	(3,165)	166,374
Financial result of the debt - R$	(218,196)	(245,710)
Average effective cost - DI %	106.7	102.0

In thousands, except the DI %	09/30/2022	12/31/2021
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	(3,083)	(10,088)
Fair value adjustment of debt - R$	(956)	11,756
Financial result of the debt - R$	1,257	(5,914)
Average effective cost - DI %	99.9	99.9

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	09/30/2022	12/31/2021
Notional amount – US$	176,365	188,621
Result of hedging instruments - gain/(loss) - R$	(399,190)	(129,670)
Notional amount – US$	48,898	(4,352)

For more information, see Note 17.

h.2  Cash flow hedge

Until March 31, 2022, the Company and its subsidiaries had designated, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

Since April 1, 2022, the exchange rate hedging instruments for highly probable future transactions designated as cash flow hedges, referring to notes in the foreign market, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 386,787 as of December 31, 2021), and a realized loss was recognized in the income statement in the amount of R$ 506,375 as of September 30, 2022 (unrealized gain in the amount of R$ 107,807 as of September 30, 2021), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge are recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operation”.

h.3 Net investment hedge in foreign entities

Until March 31, 2022, the Company and its subsidiaries had designated, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

As of April 1, 2022, the balance of notes in the foreign market designated as net investment hedge in foreign entities, referring to part of the investments made in entities that have a functional currency other than the Brazilian Real, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 95,000 as of December 31, 2021), and a gain was recognized in “Other comprehensive income” in the amount of R$ 52,837 as of September 30, 2022 (loss of R$ 12,195 as of June 30, 2021), net of deferred IRPJ and CSLL. The effects of exchange rate variation on investments and notes in the foreign market were offset in equity. The impacts and balances of net investments hedge in foreign entities are recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operation”.

i. Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized, which affected the equity and the statement of income of the Company and its subsidiaries:

	09/30/2022		09/30/2021	12/31/2021
	Income or loss	Equity	Income or loss	Equity
a - Currency swap receivable in U.S. dollars (i) and (ii) and commodities	(571,739)	‐	‐	‐
b - Interest rate swaps in R$ (iii)	(302,865)	‐	‐	‐
c - Non-derivative financial instruments (iv)	(490,256)	‐	‐	(617,469)
Total	(1,364,860)	‐	‐	(617,469)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the effect of designation of foreign exchange hedging.
(iii)	Considers the effect of designation of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for more information see Note 17) and the impacts of continued and discontinued operation.

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

			09/30/2022		12/31/2021
	Category		Carrying	Fair	Carrying	Fair
		Note	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and banks	Measured at amortized cost	5.a	214,855	214,855	334,547	334,547
Fixed-income securities in local currency	Measured at amortized cost	5.a	4,018,600	4,018,600	1,943,164	1,943,164
Fixed-income securities in foreign currency	Measured at amortized cost	5.a	393,197	393,197	2,363	2,363
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,049,779	1,049,779	1,607,608	1,607,608
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	‐	‐	103,239	103,239
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	5.b	641,900	641,900	472,552	472,552
Trade receivables	Measured at amortized cost	6.a	4,420,100	4,396,317	3,813,350	3,367,012
Reseller financing	Measured at amortized cost	6.b	1,208,594	1,206,791	1,183,312	1,176,582
Other receivables	Measured at amortized cost	6.c	1,114,072	1,114,072	-	-
Total			13,061,097	13,035,511	9,460,135	9,007,067

Financial liabilities:
Financing	Measured at fair value through profit or loss	17	668,728	668,491	1,011,374	1,011,374
Financing	Measured at amortized cost	17	4,330,371	4,194,341	8,082,323	8,380,088
Debentures	Measured at amortized cost	17	3,190,696	3,215,272	4,599,525	4,529,439
Debentures	Measured at fair value through profit or loss	17	3,582,968	3,582,969	2,487,244	2,487,244
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	17	411,670	411,670	197,177	197,177
Trade payables	Measured at amortized cost	18	6,097,783	6,049,422	5,789,954	5,727,724
Subscription warrants - indemnification	Measured at fair value through profit or loss	25	40,298	40,298	51,296	51,296
Total			18,322,514	18,162,463	22,218,893	22,384,342

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) as of the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 17).

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17), (iii) guarantees to customers that have vendor arrangements (see Note 17), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of financial assets and financial liabilities of the Company and its subsidiaries:

	Category	Note	09/30/2022	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and banks	Measured at amortized cost	5.a	214,855	‐	‐
Fixed-income securities in local currency	Measured at amortized cost	5.a	4,018,600	-	‐
Fixed-income securities in foreign currency	Measured at amortized cost	5.a	393,197	-	‐
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,049,779	1,049,779	‐
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	5.b	641,900	‐	641,900
Trade receivables	Measured at amortized cost	6.a	4,396,317	‐	‐
Reseller financing	Measured at amortized cost	6.b	1,206,791	‐	‐
Other receivables	Measured at amortized cost	6.c	1,114,072	‐	‐
Total			13,035,511

Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	668,491	‐	668,491
Financing	Measured at amortized cost	17.a	4,194,341	‐	‐
Debentures	Measured at amortized cost	17.a	3,215,272	‐	‐
Debentures	Measured at fair value through profit or loss	17.a	3,582,969	‐	3,582,969
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	17.a	411,670	‐	411,670
Trade payables	Measured at amortized cost	18	6,049,422	‐	‐
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	25	40,298	‐	40,298
Total			18,162,463

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of the sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of foreign exchange hedging instruments as of September 30, 2022, Management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.13 (R$ 10.25 as of December 31, 2021) in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

09/30/2022	Risk	Base Scenario
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar/Real swaps	Dollar appreciation	860,627
(2) Debts/Firm commitments in U.S. dollars		(860,627)
(1)+(2)	Net effect in result	‐

Currency swaps payable in U.S. dollars
(3) Real/US Dollar Swaps	Dollar devaluation	38,052
(4) Gross margin of Ipiranga		(38,052)
(3)+(4)	Net effect in result	‐

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of September 30, 2022, the Company used the futures curve of the DI x fixed rate contract quoted on B3 as of September 30, 2022 for each of the swap and debt (hedged item) maturities, to determine the base scenario.

Based on the scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

09/30/2022	Risk	Base Scenario
Interest rate swap (Real) - Debentures - CRA
(1) Fixed rate swap - DI	Fixed rate reduction	3,837,793
(2) Fixed rate debt		(3,837,793)
(1) + (2)	Net effect in result	‐

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

33 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2022, these rates were R$ 8.71 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.94 per m³ for Itaqui. According to contractual conditions and tolerances, as of September 30, 2022, there were no material pending issues regarding the minimum purchase limits of the contract.

b. Port area lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, investments of approximately R$ 310 million are estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract.

34 Events after the reporting period

a. Signing of an agreement for the acquisition of Stella by Ultragaz

On September 12, 2022, Ultrapar Participações S.A signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”), which was closed on October 1, 2022. The total amount paid for the company totaled R$ 63,000, with an initial payment of R$ 7,560. The remaining acquisition amount proportional to the share held by the sellers will be settled in 2027, and is mainly subject to the acquired company’s performance conditions. Stella was part of UVC’s portfolio (Ultrapar’s Corporate Venture Capital fund) since 2021

89

3Q22 Earning Release

São Paulo, November 9, 2022 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the third quarter of 2022.

Continuing operations	Net revenues	Recurring Adjusted EBITDA²	Investments
	R$ 39 billion	R$ 890 million	R$ 524 million

Pro forma view¹	Recurring Adjusted EBITDA²	Net income	Cash flow from operations
	R$ 893 million	R$ 83 million	R$ 1.3 billion

¹ Considers the sum of continuing and discontinued operations

² Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  EBTIDA growth in all of the main businesses of the Group.
  Reduction of the financial leverage to 1.9x, the lowest level of the last 5 years, reflecting the sales of Oxiteno and Extrafarma this year, the EBITDA growth from continuing operations and the working capital release in 3Q22.
  Review of Ultrapar’s rating perspective from negative to stable by Moody’s, reflecting the improvement of the capital structure with the reduction of net debt, and prospects of profitability recovery with the evolution of results.
  Approval of additional investments in Ipiranga by the Board of Directors, in the amount of R$ 265 million for 2022, due to greater opportunities for branding new service stations.
  Acquisition of Stella, a technology platform that connects renewable distributed electricity generators and customers, marking Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to customers, leveraging the value generation through its capillarity, commercial strength, brand and extensive base of industrial and residential customers.

90

Considerations on the financial and operational information

In May and August 2021, the sale agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar's results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on September 30, 2022, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	3Q22	3Q21	2Q22	9M22	9M21

Net income	82.6	374.3	459.9	1,003.7	493.4
(+) Income and social contribution taxes	27.1	(108.0)	133.2	219.2	47.9
(+) Net financial (income) expenses	328.1	296.0	509.6	1,195.7	632.4
(+) Depreciation and amortization	272.3	346.1	288.9	924.3	1,014.5
(+) Net effect of the cessation of depreciation	-	-	(13.5)	(78.5)	-

EBITDA	710.2	908.4	1,378.1	3,264.4	2,188.3

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	127.9	70.5	115.9	332.2	198.6
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.4	0.4	1.1	1.2
(+) Cash flow hedge from bonds (Oxiteno)	-	38.0	-	48.1	129.0

Adjusted EBITDA	838.4	1,017.3	1,494.4	3,645.8	2,517.1

Adjusted EBITDA from continuing operations	939.3	651.0	1,189.0	3,027.2	2,017.0
Ultragaz	332.4	220.5	261.0	806.6	507.2
Ultracargo	136.3	102.1	129.6	379.8	294.8
Ipiranga	532.7	398.1	840.0	1,992.2	1,382.9
Holding, abastece aí and other companies	(62.5)	(71.8)	(42.4)	(155.4)	(175.6)
Eliminations	0.3	2.2	0.9	3.9	7.6

Adjusted EBITDA from discontinued operations	(100.9)	366.3	305.4	618.6	500.1
Oxiteno	-	351.5	-	396.2	852.2
Extrafarma	(64.2)	17.0	17.0	(26.6)	(344.5)
Capital gain from the sale of Oxiteno	-	-	289.2	289.2	-
Adjustments from the sale of Oxiteno	(31.6)	-	-	(31.6)	-
Adjustments from the sale of Extrafarma	(4.7)	-	-	(4.7)	-
Eliminations	(0.3)	(2.2)	(0.9)	(3.9)	(7.6)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(49.3)	(17.9)	(53.0)	(128.2)	(55.4)
(-) Extemporaneous tax credits (Ipiranga)	-	(37.9)	(32.7)	(32.7)	(134.8)
(-) Extemporaneous tax credits (Oxiteno)	-	-	-	(62.4)	-
(-) Capital gain from the sale of Oxiteno	-	-	(289.2)	(289.2)	-
(+) Adjustments from the sale of Oxiteno	31.6	-	-	31.6	-
(+) Impairment (Extrafarma)	-	-	-	-	394.7
(+) Pre-closing expenses provisions (Extrafarma)	67.4	-	-	67.4	-
(+) Adjustments from the sale of Extrafarma	4.7	-	-	4.7	-

Recurring Adjusted EBITDA	892.8	961.5	1,119.5	3,236.9	2,721.5

Recurring Adjusted EBITDA from continuing operations	890.0	595.2	1,103.3	2,866.3	1,826.7
Ultragaz	332.4	220.5	261.0	806.6	507.2
Ultracargo	136.3	102.1	129.6	379.8	294.8
Ipiranga	483.4	342.3	754.3	1,831.3	1,192.6
Holding, abastece aí and other companies	(62.5)	(71.8)	(42.4)	(155.4)	(175.6)
Eliminations	0.3	2.2	0.9	3.9	7.6

Recurring Adjusted EBITDA from discontinued operations	2.8	366.3	16.1	370.7	894.8
Oxiteno	-	351.5	-	333.9	852.2
Extrafarma	3.1	17.0	17.0	40.7	50.2
Eliminations	(0.3)	(2.2)	(0.9)	(3.9)	(7.6)

91

Ultrapar

Amounts in R$ million	3Q22	3Q21	2Q22	Δ	Δ	9M22	9M21	Δ
				3Q22 v 3Q21	3Q22 v 2Q22			9M22 v 9M21
Net revenues	39,484	31,911	37,425	24%	6%	110,945	84,387	31%
Adjusted EBITDA	838	1,017	1,494	(18%)	(44%)	3,646	2,517	45%
Recurring Adjusted EBITDA[1]	893	962	1,119	(7%)	(20%)	3,237	2,722	19%
Recurring Adjusted EBITDA - Continuing operations	890	595	1,103	50%	(19%)	2,866	1,827	57%
Recurring Adjusted EBITDA - Discontinued operations	3	366	16	(99%)	(83%)	371	895	(59%)
Depreciation and amortization[2]	401	417	405	(4%)	(1%)	1,258	1,214	4%
Financial result[3]	(328)	(334)	(510)	2%	36%	(1,244)	(761)	(63%)
Net income	83	374	460	(78%)	(82%)	1,004	493	103%
Investments[4]	525	491	412	7%	28%	1,319	1,183	12%
Cash flow from operations	1,293	604	376	114%	243%	486	1,882	(74%)

1 Non-recurring items described in the EBITDA calculation table – page 2

2 ncludes amortization of contractual assets with customers – exclusive rights

3 Includes the result of the cash flow hedge from bonds until 1Q22

4 Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo’s terminal in Vila do Conde in 1Q22 and 1Q21, respectively, R$ 16 million related to the grant of Ipiranga’s terminal in Belém in 2Q22 and R$ 12 million related to the grant of Ipiranga’s base in Vitória in 3Q22

Net revenues – Total of R$ 39,484 million (+24% YoY and +6% QoQ), due to the increase in net revenues in all businesses, especially Ipiranga, partially offset by the divestments of Oxiteno and Extrafarma and subsequent deconsolidation of their results in April and August 2022, respectively.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 890 million (+50% YoY), due to higher EBITDAs of Ultragaz, Ipiranga and Ultracargo. Compared to 2Q22, recurring Adjusted EBITDA from continuing operations decreased 19%, due to the lower EBITDA of Ipiranga, offset by higher EBITDAs of Ultragaz and Ultracargo.

Recurring Adjusted EBITDA - Discontinued operations – Total of R$ 3 million (-99% YoY and -83% QoQ), mainly due to the deconsolidation of the results of Oxiteno and Extrafarma.

Depreciation and amortization – Total of R$ 401 million (-4% YoY and -1% QoQ), due to the deconsolidation of the results of Oxiteno and Extrafarma, partially offset by higher investments made during the last 12 months and higher amortization of contractual assets at Ipiranga.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 62 million in the Holding, abastece aí and other companies, comprised of (i) R$ 45 million of negative EBITDA from the Holding, (ii) R$ 15 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, and (iii) R$ 2 million of negative EBITDA from other companies.

Financial result – Ultrapar reported net financial expenses of R$ 328 million in 3Q22, an improvement of R$ 6 million compared to 3Q21, reflecting the negative result of R$ 40 million of mark-to-market of hedges in 3Q22 compared to the negative result of R$ 146 million in 3Q21, attenuated by (i) the effect in 3Q21 of the accrued interest from extraordinary tax credits related to the ICMS exclusion from the PIS/Cofins calculation base in the amount of R$ 60 million; and (ii) the higher CDI rate, despite the lower average balance and lower cost of the net debt. Compared to 2Q22, a period during which Ultrapar recognized net financial expenses of R$ 510 million, the variation is mainly explained by the lower negative effect of mark-to-market of hedges.

Net income – Total of R$ 83 million (-78% YoY), explained by the effect of the income tax reversion over monetary adjustment for tax credits of R$ 196 million in 3Q21 and by closing adjustments from the divestments of Oxiteno and Extrafarma in 3Q22, offset by higher EBITDA from continuing operations. Compared to 2Q22, net income decreased 82%, mainly due to the capital gain from the sale of Oxiteno registered in 2Q22 and lower EBITDA of Ipiranga in 3Q22.

Cash flow from operations – Generation of R$ 1.3 billion in 3Q22, compared to the generation of R$ 604 million in 3Q21, due to working capital cash release, as a result of fuel prices reductions during the 3Q22 and inventory management, despite the lower EBITDA.

92

Ultragaz

	3Q22	3Q21	2Q22	Δ	Δ	9M22	9M21	Δ
				3Q22 v 3Q21	3Q22 v 2Q22			9M22 v 9M21
Total volume (000 tons)	451	453	425	(1%)	6%	1,275	1,298	(2%)
Bottled	294	304	281	(3%)	5%	839	876	(4%)
Bulk	157	149	144	5%	9%	436	421	3%
Adjusted EBITDA (R$ million)	332	220	261	51%	27%	807	507	59%
Adjusted EBITDA margin (R$/ton)	738	486	614	52%	20%	633	391	62%

Operational performance – The volume sold by Ultragaz in 3Q22 decreased 1% in relation to 3Q21, resulting from a 3% reduction in sales in the bottled segment, due to lower market demand. The bulk segment, on the other hand, increased 5%, mainly due to higher sales of special gases and to the commercial and services segments. Compared to 2Q22, volume sold increased 6%, due to the typical seasonality between periods.

Net revenues – Total of R$ 3,068 million (+14% YoY), due to the pass throughs of higher LPG costs, attenuated by lower sales volume. Compared to 2Q22, net revenues increased 4%, mainly due to higher sales volume.

Cost of goods sold – Total of R$ 2,605 million (+11% YoY), due to the readjustments of LPG costs carried out by Petrobras and higher costs with freight and logistics, reflecting the higher price of diesel, and personnel (collective bargaining agreement). Compared to 2Q22, cost of goods sold increased 2%, mainly due to higher sales volume and higher costs with freight and personnel.

Sales, general and administrative expenses – Total of R$ 209 million (+20% YoY), resulting from higher personnel expenses (mainly higher variable compensation, aligned with the progression of results, and collective bargaining agreement) and higher sales commissions. Compared to 2Q22, SG&A increased 1%, due to higher personnel and sales commission expenses, attenuated by lower provisions for doubtful accounts.

Adjusted EBITDA – Ultragaz reached a record level of EBITDA of R$ 332 million (+51% YoY), due to better margins, as a result of efficiency and productivity initiatives and better sales mix, despite higher expenses. Compared to 2Q22, Adjusted EBITDA increased 27%, due to higher sales volume and better margins.

Investments – R$ 90 million were invested in this quarter, directed mainly towards the acquisition and replacement of bottles, equipment installed in customers in the bulk segment and maintenance of existing operations.

93

Ultracargo

	3Q22	3Q21	2Q22	Δ	Δ	9M22	9M21	Δ
				3Q22 v 3Q21	3Q22 v 2Q22			9M22 v 9M21
Installed capacity¹ (000 m³)	955	878	955	9%	0%	955	860	11%
m³ sold (000 m³)	3,445	3,089	3,411	12%	1%	10,076	9,381	7%
Adjusted EBITDA (R$ million)	136	102	130	34%	5%	380	295	29%
Adjusted EBITDA margin (%)	61%	57%	60%	3 p.p.	1 p.p.	59%	56%	3 p.p.

1 Monthly average

Operational performance – Ultracargo's average installed capacity increased 9% YoY, as a result of the start-up of operations in Vila do Conde terminal and the capacity expansion in Itaqui. The m³ sold increased 12%, with higher handling of fuels in Itaqui and the start-up of operations in Vila do Conde. Compared to 2Q22, m³ sold increased 1%, due to higher handling of fuels in Itaqui and the ramp-up of operations in Vila do Conde, offset by lower handling in Santos.

Net revenues – Total of R$ 225 million (+26% YoY), due to contractual readjustments and higher m³ sold mostly in Itaqui and Vila do Conde. Compared to 2Q22, net revenues increased 4%, for the same reasons already mentioned.

Cost of services provided – Total of R$ 81 million (+17% YoY), of which about 80% of the increase refers to costs and depreciation of Vila do Conde terminal (operations started in December 2021), while the remainder comes from higher depreciation, due to capacity expansions in Itaqui and investments made in the last 12 months, along with the effect of inflation on personnel and inputs. Compared to 2Q22, cost of services provided decreased 8%, due to lower depreciation and lower costs with personnel and inputs.

Sales, general and administrative expenses – Total of R$ 39 million (+20% YoY), resulting from higher expenses with personnel (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement) and engineering studies, attenuated by productivity and efficiency gains. Compared to 2Q22, SG&A increased 13%, due to higher expenses with personnel and engineering studies.

Adjusted EBITDA – Ultracargo reached a record level of EBITDA of R$ 136 million (+34% YoY), as a result of the capacity expansions with profitability gains, contractual readjustments and productivity and efficiency gains. Compared to 2Q22, there was a 5% growth, mainly due to contractual readjustments and lower costs, attenuated by higher expenses.

Investments – Investments in the period amounted to R$ 72 million, directed towards efficiency gain projects, maintenance, and operational safety of the terminals.

94

Ipiranga

	3Q22	3Q21	2Q22	Δ	Δ	9M22	9M21	Δ
				3Q22 v 3Q21	3Q22 v 2Q22			9M22 v 9M21
Total volume (000 m³)	6,020	5,855	5,629	3%	7%	17,024	16,807	1%
Diesel	3,243	3,121	3,047	4%	6%	9,094	8,896	2%
Otto cycle	2,675	2,623	2,472	2%	8%	7,610	7,577	0%
Others¹	103	110	111	(7%)	(8%)	321	334	(4%)
Adjusted EBITDA (R$ million)	533	398	840	34%	(37%)	1,992	1,383	44%
Adjusted EBITDA margin (R$/m³)	88	68	149	30%	(41%)	117	82	42%
Results from disposal of assets	49	18	53	175%	(7%)	128	55	131%
Extemporaneous tax credits	-	38	33	n/a	n/a	33	135	(76%)
Recurring Adjusted EBITDA (R$ million)	483	342	754	41%	(36%)	1,831	1,193	54%
Recurring Adjusted EBITDA margin (R$/m³)	80	58	134	37%	(40%)	108	71	52%

 ¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – The volume sold by Ipiranga grew 3% YoY, with an increase of 4% in diesel and 2% in the Otto cycle. Compared to 2Q22, volume was 7% higher, due to the 8% growth in the Otto cycle and 6% in diesel, resulting mainly from the typical seasonality between the periods.

Net revenues – Total of R$ 35,999 million (+35% YoY), due to the pass throughs of higher oil derivatives and ethanol costs, and higher sales volume. Compared to 2Q22, net revenues increased 7%, as a result of higher sales volume, despite the reductions of fuel prices during 3Q22.

Cost of goods sold – Total of R$ 35,004 million (+35% YoY), due to increased costs of oil derivatives and ethanol arising from the increase in international prices in the last 12 months, in addition to higher sales volume. Compared to 2Q22, cost of goods sold increased 8%, mainly due to higher sales volume, offset by the reduction of fuel prices during 3Q22.

Sales, general and administrative expenses – Total of R$ 590 million (+8% YoY), resulting from higher expenses with freight (diesel prices increase and higher sales volume), personnel (mainly higher variable compensation, in line with the progression of results and collective bargaining agreement), and AmPm’s company-operated stores, partially offset by higher reversals of provisions for doubtful accounts. Compared to 2Q22, SG&A decreased 9%, due to higher reversals of provisions for doubtful accounts and lower contingencies.

Other operating results – Total of negative R$ 176 million, a worsening of R$ 181 million in relation to 3Q21, due to costs with CBios in the amount of R$ 191 million in 3Q22 (R$ 144 million higher than in 3Q21) and the constitution of extemporaneous tax credits of R$ 38 million in 3Q21. Compared to 2Q22, the worsening was of R$ 46 million, due to the constitution of extemporaneous tax credits of R$ 33 million in 2Q22 and higher costs with CBios.

Results from disposal of assets – Total of R$ 49 million, an increase of R$ 31 million compared to 3Q21, due to higher sales of real estate assets. Compared to 2Q22, there was a decrease of R$ 4 million.

Share or profit (loss) of subsidiaries, joint ventures and associates – Total of negative R$ 12 million, mainly due to retroactive entries of IFRS 16 in SPEs formed together with other distributors to operate in the ports of Vitória, Belém and Cabedelo.

Recurring Adjusted EBITDA – Total of R$ 483 million (+41% YoY), due to better margins and higher sales volume, attenuated by higher expenses and higher costs with CBios. Compared to 2Q22, there was a decrease of 36%, due to more pressured margins, resulting from fuel prices reductions during 3Q22 and greater product availability, despite of higher sales volume and lower expenses.

Investments – R$ 352 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 144 million refer to additions to fixed and intangible assets, R$ 201 million to contractual assets with customers (exclusive rights), and R$ 7 million to drawdowns of financing to clients and advance payments of rentals, net of receipts.

95

Indebtedness (R$ million)

Ultrapar consolidated	3Q22	3Q21	2Q22
Gross debt	(12,236)	(16,409)	(13,107)
Cash and cash equivalents	6,318	6,588	6,739
Net debt (ex-IFRS 16)	(5,917)	(9,821)	(6,368)
Leases payable	(1,529)	(1,816)	(1,804)
Net debt	(7,446)	(11,636)	(8,172)
Net debt/LTM Adjusted EBITDA¹	1.9x	3.0x	2.2x
Average cost of debt	106% DI	105% DI	96% DI
	DI + 0.7%	DI + 0.2%	DI - 0.5%
Average cash yield (% DI)	96%	61%	79%
Average debt duration (years)	4.3	4.9	4.2

¹ LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma; furthermore, for 2Q22 does not include LTM result from Oxiteno and, for 3Q22, does not include LTM result from Oxiteno and Extrafarma

Ultrapar ended 3Q22 with net financial debt of R$ 5.9 billion, composed of a gross indebtedness of R$ 12.2 billion, and cash position of R$ 6.3 billion. Considering the leases payable (IFRS 16) of R$ 1.5 billion, the total net debt was R$ 7.4 billion (1.9x LTM Adjusted EBITDA) compared to R$ 8.2 billion on June 30, 2022 (2.2x LTM Adjusted EBITDA). The reduction in the net debt in comparison to the position at the end of 2Q22 is mainly due to the conclusion of the sale of Extrafarma in August 2022 (upfront payment and outflows of the respective leases payable) and the release of cash in working capital, resulting from the reductions of fuel prices in 3Q22 and from inventory management. These effects were attenuated by the payment of interest on equity in August 2022. The financial leverage reduction reflects the reduction of the net debt and the growth in EBITDA from continuing operations. It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 365 million, monetarily adjusted by CDI + 0.5% p.a., to be received in two installments, the first in August 2023 and the second in August 2024).

Maturity profile and debt breakdown:

96

Updates on ESG themes

In September, Ultrapar participated in Rio Oil & Gas 2022, an event organized by the Brazilian Institute of Oil and Gas (IBP), which brought together the main companies in the sector to discuss several topics, including energy transition and ESG. Ipiranga and Ultracargo were sponsors of the event, and leaders from the Holding, Ipiranga, Ultragaz and Ultracargo participated in discussion panels and parallel events, such as the Arena ESG and Young Summit. In addition, during the quarter, Ultrapar held immersive meetings of its Social Acceleration Program, which had the participation of more than 100 volunteers and supported 13 NGOs in their management challenges, maximizing their social impact. In all, more than 400 solutions were proposed that could positively impact more than 9 thousand people served by the institutions. Ultrapar entered into a partnership, in July, with Amazônia+21 Institute, an organization created by the CNI (National Confederation of Industry), which seeks to promote sustainable and innovative businesses in Amazon, in addition to contributing to the region's sustainable economic development.

In July, Ultragaz donated food baskets, hygiene kits, diapers and water to 1.8 thousand vulnerable families, victims of heavy rains in Jaboatão dos Guararapes (state of Pernambuco). In August, Ultragaz started the Theater in Action project, which will present the play “Missão Natureza” in 15 cities and 11 Brazilian states, promoting children's awareness about the importance of reducing waste generation. In addition, Ultragaz joined the Commitment to the Climate program promoted by the Ekos Institute in partnership with other companies, which aims to encourage the low-carbon economy and facilitate the selection and support of socio-environmental projects to offset GHG emissions.

Ultracargo started, in September, another edition of the Training of Port Operators course, providing 25 positions for residents around the Aratu Terminal (state of Bahia). The program is offered free of charge and seeks to contribute to the professional development of residents and attract talent to operations, fostering diversity. During 3Q22, registrations were opened for the Community in Action Award, promoted by Grupo Tribuna (Santos-SP) sponsored by Ultracargo. The initiative, which is in its 20th edition, values voluntary actions by groups, institutions, or individuals for the benefit of social causes in the region.

In July, Ipiranga launched the 15th edition of the Health on the Road Program, which offers free medical care and services to drivers, truck drivers and communities close to Ipiranga highway service stations, with the expectation of serving 70 cities in 15 states by the end of the year. Furthermore, it launched Programa Construa, an affirmative action for the hiring and development of people with special needs in the commercial area. In September, Ipiranga concluded Projeto Ajudôu, a social project related to the sports incentive law, 100% financed by the company, which promoted the inclusion of 320 children and young people in situations of social vulnerability in Minas Gerais through the practice of judo.

97

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 89 million/day in 3Q22 (-42% YoY). Ultrapar’s shares ended the quarter quoted at R$ 11.73 on B3, a depreciation of 5% in the quarter, while the Ibovespa stock index appreciated 12%. In NYSE, Ultrapar’s shares and Dow Jones stock index depreciated 7% in the quarter. Ultrapar ended 3Q22 with a market cap of R$ 13 billion.

Capital markets	3Q22	3Q21	2Q22	9M22	9M21
Final number of shares (000)	1,115,173	1,115,108	1,115,152	1,115,173	1,115,108
Market capitalization¹ (R$ million)	13,081	16,437	13,728	13,081	16,437
B3
Average daily trading volume (000 shares)	5,741	8,210	7,891	6,748	6,934
Average daily financial volume (R$ 000)	74,580	133,350	105,168	90,850	131,489
Average share price (R$/share)	12.99	16.24	13.33	13.46	18.96
NYSE
Quantity of ADRs² (000 ADRs)	54,163	50,374	50,438	54,163	50,374
Average daily trading volume (000 ADRs)	1,122	1,205	1,480	1,298	1,669
Average daily financial volume (US$ 000)	2,771	3,744	3,938	3,405	6,118
Average share (US$/ADRs)	2.47	3.11	2.66	2.62	3.67
Total
Average daily trading volume (000 shares)	6,863	9,415	9,371	8,046	8,602
Average daily financial volume (R$ 000)	89,150	152,939	124,690	108,284	164,371

  ¹ Calculated on the closing share price for the period

  ² 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 3Q22

(Jun 30, 2022 = 100)

98

3Q22 Conference call

Ultrapar will host a conference call for analysts and investors on November 10, 2022, to comment on the Company’s performance in the third quarter of 2022 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11:00 a.m. (BRT) / 09:00 a.m. (EST)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 3167603#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

99

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 22¹	SEP 21	JUN 22	Continuing operations²	Discontinued operations²

ASSETS

Cash and cash equivalents	4,626.7	2,826.3	4,745.1	4,707.3	37.8
Financial investments and hedge derivative financial instruments	1,264.0	2,914.9	1,372.8	1,372.8	(0.0)
Trade receivables and reseller financing	4,557.2	4,624.4	4,547.1	4,423.9	123.2
Trade receivables - sale of subsidiaries	186.1	-	-	-	-
Inventories	4,333.7	5,574.2	6,573.3	6,010.5	562.8
Recoverable taxes	1,358.7	1,540.7	1,488.9	1,422.1	66.8
Prepaid expenses	123.8	141.2	152.3	143.1	9.1
Contractual assets with customers - exclusive rights	599.6	533.7	579.4	579.4	-
Other receivables	88.1	106.4	119.1	101.5	17.6
Total Current Assets	17,137.8	18,261.8	19,578.0	18,760.6	817.3

Financial investments and hedge derivative financial instruments	427.6	847.3	621.3	621.3	-
Trade receivables and reseller financing	549.3	481.4	513.9	513.9	-
Trade receivables - sale of subsidiaries	928.0	-	707.6	707.6	-
Deferred income and social contribution taxes	1,021.4	1,245.5	1,016.6	812.1	204.5
Recoverable taxes	1,622.6	1,815.2	1,352.2	1,330.6	21.7
Escrow deposits	880.1	868.4	875.1	871.4	3.7
Prepaid expenses	79.8	84.3	64.9	64.9	0.0
Contractual assets with customers - exclusive rights	1,691.6	1,385.2	1,646.2	1,646.2	-
Other receivables	155.1	175.1	154.3	154.3	-
Investments	119.1	172.4	117.2	117.2	-
Right of use assets	1,804.7	2,093.0	2,049.9	1,723.2	326.8
Property, plant and equipment	5,775.2	8,235.0	5,768.7	5,624.6	144.1
Intangible assets	1,875.0	1,707.7	1,828.4	1,751.1	77.3
Total Non-Current Assets	16,929.3	19,110.5	16,716.2	15,938.1	778.1

TOTAL ASSETS	34,067.2	37,372.3	36,294.2	34,698.8	1,595.4

LIABILITIES

Loans, financing and hedge derivative financial instruments	889.5	945.6	324.3	324.3	-
Debentures	2,573.5	1,475.4	3,382.8	3,382.8	-
Trade payables	6,097.8	6,364.1	6,889.7	6,680.8	208.9
Salaries and related charges	416.2	549.0	376.3	321.4	54.8
Taxes payable	316.1	396.5	534.2	515.7	18.5
Leases payable	218.4	269.5	278.8	206.6	72.2
Other payables	683.7	345.1	889.2	886.4	2.8
Total Current Liabilities	11,195.2	10,345.2	12,675.3	12,318.1	357.3

Loans, financing and hedge derivative financial instruments	4,572.6	8,458.9	5,178.4	5,178.4	0.0
Debentures	4,200.2	5,529.2	4,221.4	4,221.4	-
Provisions for tax, civil and labor risks	1,011.5	797.2	989.7	987.7	2.0
Post-employment benefits	199.8	262.8	197.3	197.0	0.3
Leases payable	1,310.6	1,546.3	1,525.1	1,215.3	309.8
Other payables	206.0	247.8	214.7	212.4	2.2
Total Non-Current Liabilities	11,500.6	16,842.1	12,326.5	12,012.2	314.3

TOTAL LIABILITIES	22,695.8	27,187.4	25,001.8	24,330.2	671.6

EQUITY

Share capital	5,171.8	5,171.8	5,171.8	5,171.8	-
Reserves	5,467.4	5,008.3	5,467.6	5,467.6	-
Treasury shares	(489.0)	(489.1)	(488.4)	(488.4)	-
Other	761.3	104.9	690.3	690.3	-
Non-controlling interests in subsidiaries	460.0	389.1	451.2	451.2	-
Total Equity	11,371.4	10,185.0	11,292.4	11,292.4	-

TOTAL LIABILITIES AND EQUITY	34,067.2	37,372.3	36,294.2	35,622.6	671.6

Cash and financial investments	6,318.3	6,588.4	6,739.2	n/a	n/a
Loans and debentures	(12,235.8)	(16,409.1)	(13,106.8)	n/a	n/a
Leases payable	(1,528.9)	(1,815.8)	(1,803.9)	n/a	n/a
Net cash (debt)	(7,446.4)	(11,636.4)	(8,171.5)	n/a	n/a

Net cash (debt) ex-IFRS 16	(5,917.5)	(9,820.7)	(6,367.6)	n/a	n/a

¹ Balance sheet of 3Q22 corresponds to continuing operations only

² Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

100

ULTRAPAR
INCOME STATEMENT

In million of Reais	3Q22¹	Continuing operations	Discontinued operations¹	3Q21	Continuing operations	Discontinued operations	2Q22	Continuing operations	Discontinued operations	9M22	9M21

Net revenues from sales and services	39,483.8	39,294.7	189.0	31,911.1	29,452.5	2,458.7	37,425.1	36,879.4	545.8	110,944.9	84,387.5

Cost of products and services sold	(37,900.5)	(37,708.7)	(191.8)	(30,112.2)	(28,270.2)	(1,842.0)	(35,401.7)	(35,027.5)	(374.1)	(105,254.8)	(79,376.8)

Gross profit	1,583.3	1,586.1	(2.8)	1,798.9	1,182.3	616.7	2,023.5	1,851.9	171.6	5,690.1	5,010.6

Operating expenses
Selling and marketing	(563.0)	(508.8)	(54.2)	(781.5)	(504.8)	(276.7)	(699.0)	(546.6)	(152.4)	(2,017.3)	(2,140.2)
General and administrative	(409.7)	(388.6)	(21.1)	(497.7)	(344.0)	(153.8)	(448.8)	(408.2)	(40.6)	(1,315.9)	(1,439.6)

Other operating income, net	(174.9)	(174.9)	(0.0)	35.6	10.9	24.7	(137.7)	(136.9)	(0.8)	(405.9)	101.5
Results from disposal of assets	13.3	49.2	(35.9)	18.0	17.5	0.6	343.5	55.6	287.9	379.4	58.2
Impairment	-	-	-	-	-	-	-	-	-	-	(394.7)

Operating income (loss)	449.0	562.9	(114.0)	573.4	361.9	211.5	1,081.5	815.8	265.8	2,330.3	1,195.8

Financial result
Financial income	176.6	176.4	0.2	127.0	114.7	12.3	210.2	209.7	0.5	498.5	339.1
Financial expenses	(504.8)	(501.1)	(3.6)	(423.0)	(368.4)	(54.5)	(719.7)	(708.3)	(11.4)	(1,694.2)	(971.6)
Share of profit (loss) of subsidiaries, joint ventures and associates	(11.1)	(11.1)	-	(11.1)	(11.3)	0.2	7.7	7.7	-	9.9	(22.0)

Income before income and social contribution taxes	109.7	227.0	(117.4)	266.3	96.8	169.5	579.7	324.8	254.8	1,144.5	541.3

Income and social contribution taxes
Current	(126.3)	(271.0)	144.7	(20.2)	(44.8)	24.6	(357.1)	(100.9)	(256.2)	(773.6)	(383.9)
Deferred	78.7	203.8	(125.1)	95.9	91.6	4.3	208.2	157.4	50.8	474.6	269.8
Tax incentives	20.4	20.4	-	32.3	17.9	14.4	15.7	15.7	-	79.7	66.3

Net effect of the cessation of depreciation²	-	-	-	-	-	-	13.5	-	13.5	78.5	-

Net income (loss)	82.6	180.3	(97.7)	374.3	161.5	212.8	459.9	397.0	62.9	1,003.7	493.4

Net income attributable to:
Shareholders of the Company	73.1	170.8	(97.7)	369.2	156.4	212.8	452.9	390.0	62.9	978.2	470.3
Non-controlling interests in subsidiaries	9.5	9.5	-	5.1	5.1	-	7.1	7.1	-	25.5	23.2

Adjusted EBITDA	838.4	939.3	(100.9)	1,017.3	651.0	366.3	1,494.4	1,189.0	305.4	3,645.8	2,517.1

Non-recurring items
Results from disposal of assets (Ipiranga)	(49.3)	(49.3)	-	(17.9)	(17.9)	-	(53.0)	(53.0)	-	(128.2)	(55.4)
Extemporaneous tax credits (Ipiranga)	-	-	-	(37.9)	(37.9)	-	(32.7)	(32.7)	-	(32.7)	(134.8)
Extemporaneous tax credits (Oxiteno)	-	-	-	-	-	-	-	-	-	(62.4)	-
Capital gain from the sale of Oxiteno	-	-	-	-	-	-	(289.2)	-	(289.2)	(289.2)	-
Adjustments from the sale of Oxiteno	31.6	-	31.6	-	-	-	-	-	-	31.6	-
Impairment (Extrafarma)	-	-	-	-	-	-	-	-	-	-	394.7
Pre-closing expenses provisions (Extrafarma)	67.4	-	67.4	-	-	-	-	-	-	67.4	-
Adjustments from the sale of Extrafarma	4.7	-	4.7	-	-	-	-	-	-	4.7	-

Recurring Adjusted EBITDA	892.8	890.0	2.8	961.5	595.2	366.3	1,119.5	1,103.3	16.1	3,236.9	2,721.5

Depreciation and amortization³	400.6	387.5	13.1	417.0	300.4	116.6	405.2	365.6	39.6	1,257.6	1,214.3
Cash flow hedge from bonds	-	-	-	38.0	-	38.0	-	-	-	48.1	129.0
Total investments[4]	525.2	523.6	1.7	491.4	427.1	64.3	411.6	406.8	4.7	1,319.3	1,182.8

Ratios

Earnings per share (R$)	0.07	0.16	(0.09)	0.34	0.14	0.20	0.42	0.36	0.06	0.90	0.43
Net debt / LTM Adjusted EBITDA[5]	1.9x	n/a	n/a	3.0x	n/a	n/a	2.2x	n/a	n/a	1.9x	3.0x
Gross margin (%)	4.0%	4.0%	(1.5%)	5.6%	4.0%	25.1%	5.4%	5.0%	31.4%	5.1%	5.9%
Operating margin (%)	1.1%	1.4%	(60.3%)	1.8%	1.2%	8.6%	2.9%	2.2%	48.7%	2.1%	1.4%
Adjusted EBITDA margin (%)	2.1%	2.4%	(53.4%)	3.2%	2.2%	14.9%	4.0%	3.2%	56.0%	3.3%	3.0%
Recurring Adjusted EBITDA margin (%)	2.3%	2.3%	1.5%	3.0%	2.0%	14.9%	3.0%	3.0%	3.0%	2.9%	3.2%
				-	-	-
Number of employees	9,644	9,644	-	16,218	8,507	7,711	14,958	9,350	5,608	9,644	16,218

¹ Considers Extrafarma's result for July only, due to the conclusion of its sale on August 1st, 2022
² As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5
³ Includes amortization with contractual assets with customers – exclusive rights
[4] Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of repayments) and acquisition of shareholdings
5 LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma; furthermore, for 2Q22 does not include LTM result from Oxiteno and, for 3Q22, does not include LTM result from Oxiteno and Extrafarma
101

ULTRAPAR
CASH FLOWS

In million of Reais	JAN -SEP 2022	JAN - SEP 2021 Re-presented

Cash flows from operating continuing activities
Net income - continuing operations	694.2	476.9
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	(10.1)	22.2
Amortization of contractual assets with customers - exclusive rights and right-of-use assets	543.8	392.5
Depreciation and amortization	550.4	488.8
Interest and foreign exchange rate variations	1,208.4	861.8
Current and deferred income and social contribution taxes	(2.2)	117.2
Results from disposal of assets	(129.8)	(57.9)
Equity instrument granted	16.8	6.9
Provision for decarbonization - CBios	497.1	111.2
Other provisions and adjustments	12.2	(79.5)

	3,380.7	2,340.1

(Increase) decrease in assets
Trade receivables and reseller financing	(637.7)	(621.6)
Inventories	(420.3)	(1,329.1)
Recoverable taxes	(736.2)	(571.9)
Dividends received from subsidiaries, joint ventures and associates	0.1	0.1
Other assets	(176.1)	(11.3)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	270.8	1,680.1
Salaries and related charges	86.1	59.6
Tax obligations	(41.7)	(12.2)
Other liabilities	67.9	(79.9)

CBios acquisition	(542.5)	(121.9)
Payments of contractual assets with customers - exclusive rights	(512.3)	(222.6)
Income and social contribution taxes paid	(283.3)	(164.8)

Net cash provided by (used in) operating activities - continuing operations	455.6	944.5

Net cash provided by (used in) operating activities - discontinued operations	30.6	937.9

Net cash provided by (used in) operating activities	486.1	1,882.4

Cash flows from investing activities
Financial investments, net of redemptions	902.1	2,151.6
Acquisition of property, plant and equipment and intangible assets	(851.0)	(844.6)
Receipt of the intercompany loan due by Oxiteno S.A to Ultrapar International	3,980.7	-
Proceeds from disposal of investments and assets	2,734.4	97.1
Capital increase in subsidiary and joint ventures	(28.0)	(25.7)
Transactions with discontinued operations	987.9	-
Capital decrease in associates	-	1.5
Initial upfront costs of entitlement assets	-	(14.9)
Related parties	-	(21.6)

Net cash provided by (used in) investing activities - continuing operations	7,726.2	1,343.3

Net cash provided by (used in) investing activities - discontinued operations	(220.2)	(129.2)

Net cash provided by (used in) investing activities	7,506.0	1,214.0

Cash flows from financing activities
Loans and debentures
Proceeds	1,019.6	1,379.0
Amortization	(4,966.7)	(2,426.1)
Interest paid	(961.9)	(451.1)
Payments of leases¹	(272.9)	(251.1)
Dividends paid	(634.7)	(705.6)
Capital increase made by non-controlling interests and redemption of shares	21.7	-
Related parties	(18.9)	(0.2)

Net cash provided by (used in) financing activities - continuing operations	(5,813.8)	(2,455.1)

Net cash provided by (used in) financing activities - discontinued operations	(179.0)	(514.8)

Net cash provided by (used in) financing activities	(5,992.8)	(2,969.9)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(21.3)	(10.7)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	(19.3)	48.9

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(40.7)	38.2

Increase (decrease) in cash and cash equivalents - continuing operations	2,346.6	164.8

Increase (decrease) in cash and cash equivalents - descontinued operations	(388.0)	-

Increase (decrease) in cash and cash equivalents	1,958.6	164.8

Cash and cash equivalents at the beginning of the period - continuing operations	2,280.1	2,661.5

Cash and cash equivalents at the beginning of the period - descontinued operations	388.0	-

Cash and cash equivalents at the beginning of the period	2,668.1	2,661.5

Cash and cash equivalents at the end of the period - continuing operations	4,626.6	2,826.3

Cash and cash equivalents at the end of the period - descontinued operations	-	-

Cash and cash equivalents at the end of the period	4,626.6	2,826.3

Transactions without cash effect:

Addition on right to use assets and leases payable	420.8	204.5
Addition on contractual assets with customers - exclusive rights	38.8	197.9
Reversal fund - private pension	3.1	3.7
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.9	1.8

¹ Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo’s terminal in Vila do Conde in 1Q22 and 1Q21, respectively, R$ 16 million related to the grant of Ipiranga's terminal in Belém in 2Q22 and R$ 12 million related to the grant of Ipiranga's terminal in Vitória in 3Q22

102

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 22	SEP 21	JUN 22

OPERATING ASSETS
Trade receivables	591.8	472.4	569.6
Non-current trade receivables	17.1	29.9	18.8
Inventories	196.9	177.3	199.2
Taxes	103.8	86.0	100.8
Escrow deposits	200.6	220.0	207.6
Other	89.6	79.1	84.5
Right of use assets	151.8	89.4	124.6
Property, plant and equipment / Intangibles	1,274.8	1,181.2	1,245.4

TOTAL OPERATING ASSETS	2,626.3	2,335.2	2,550.4

OPERATING LIABILITIES
Trade payables	193.4	119.5	166.0
Salaries and related charges	120.8	99.0	89.9
Taxes	13.9	15.8	16.5
Judicial provisions	126.2	124.2	125.2
Leases payable	189.5	141.4	162.3
Other	71.4	53.9	83.7

TOTAL OPERATING LIABILITIES	715.1	553.8	643.6

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q22	3Q21	2Q22	9M22	9M21

Net revenues	3,067.5	2,679.5	2,944.2	8,651.0	7,063.0

Cost of products sold	(2,605.2)	(2,352.7)	(2,550.8)	(7,479.0)	(6,280.0)

Gross profit	462.3	326.8	393.4	1,171.9	783.0

Operating expenses
Selling and marketing	(146.3)	(120.8)	(144.8)	(414.2)	(329.2)
General and administrative	(62.4)	(53.1)	(61.1)	(178.2)	(150.7)

Other operating income	3.6	2.9	0.3	8.2	10.3
Results from disposal of assets	(0.1)	(0.4)	(0.1)	(0.9)	2.5

Operating income (loss)	257.2	155.3	187.6	586.8	315.8

Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	(0.0)	0.0	0.0	0.0

Adjusted EBITDA	332.4	220.5	261.0	806.6	507.2

Depreciation and amortization¹	75.2	65.1	73.4	219.8	191.4

Ratios

Gross margin (R$/ton)	1,026	721	925	919	603
Operating margin (R$/ton)	571	343	441	460	243
Adjusted EBITDA margin (R$/ton)	738	486	614	633	391

Number of employees	3,496	3,409	3,420	3,496	3,409
1 Includes amortization with contractual assets with customers - exclusive rights

103

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 22	SEP 21	JUN 22

OPERATING ASSETS
Trade receivables	17.2	25.3	19.5
Inventories	10.4	8.7	9.7
Taxes	7.7	24.1	13.6
Other	37.8	23.8	39.2
Right of use assets	655.6	536.8	580.1
Property, plant and equipment / Intangibles / Investments	1,759.5	1,659.9	1,710.5

TOTAL OPERATING ASSETS	2,488.3	2,278.7	2,372.7

OPERATING LIABILITIES
Trade payables	61.8	44.9	48.2
Salaries and related charges	46.9	44.6	37.6
Taxes	4.8	5.2	8.8
Judicial provisions	9.7	10.1	9.5
Leases payable	598.4	481.4	514.4
Other¹	63.2	61.0	72.1

TOTAL OPERATING LIABILITIES	784.8	647.3	690.5

¹ Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q22	3Q21	2Q22	9M22	9M21

Net revenues	224.5	177.8	216.8	638.8	525.7

Cost of services provided	(80.9)	(69.2)	(87.7)	(252.3)	(207.8)

Gross profit	143.6	108.7	129.1	386.4	317.9

Operating expenses
Selling and marketing	(2.4)	(2.2)	(2.8)	(9.1)	(6.2)
General and administrative	(36.8)	(30.5)	(31.8)	(95.2)	(93.9)

Other operating income	(0.4)	0.8	(0.1)	(1.7)	4.0
Results from disposal of assets	0.0	(0.0)	(0.1)	(0.2)	0.0

Operating income (loss)	104.1	76.7	94.3	280.3	221.8

Share of profit (loss) of subsidiaries, joint ventures and associates	(0.5)	0.1	(0.3)	(1.4)	0.7

Adjusted EBITDA	136.3	102.1	129.6	379.8	294.8

Depreciation and amortization	32.8	25.2	35.6	100.9	72.3

Ratios

Gross margin (%)	64.0%	61.1%	59.6%	60.5%	60.5%
Operating margin (%)	46.4%	43.2%	43.5%	43.9%	42.2%
Adjusted EBITDA margin (%)	60.7%	57.4%	59.8%	59.5%	56.1%

Number of employees	869	736	864	869	736

104

IPIRANGA CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 22	SEP 21	JUN 22

OPERATING ASSETS
Trade receivables	3,940.6	3,119.6	3,855.9
Non-current trade receivables	532.2	451.4	495.1
Inventories	4,125.4	3,436.6	5,800.0
Taxes	2,485.7	1,820.3	2,214.2
Contractual assets with customers - exclusive rights	2,288.1	1,914.4	2,222.1
Other	501.8	481.2	491.6
Right of use assets	990.3	1,043.8	1,011.6
Property, plant and equipment / Intangibles / Investments	4,310.4	3,669.5	4,114.7

TOTAL OPERATING ASSETS	19,174.5	15,936.6	20,205.2

OPERATING LIABILITIES
Trade payables	5,768.5	4,773.3	6,401.7
Salaries and related charges	177.3	130.9	138.2
Post-employment benefits	213.0	269.0	210.5
Taxes	164.6	178.2	176.2
Judicial provisions	287.0	212.9	305.0
Leases payable	733.1	730.4	737.5
Other	654.2	370.3	483.3

TOTAL OPERATING LIABILITIES	7,997.8	6,665.0	8,452.4

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q22	3Q21	2Q22	9M22	9M21

Net revenues	35,999.1	26,613.8	33,706.0	98,375.1	70,322.6

Cost of products and services sold	(35,004.4)	(25,891.8)	(32,391.5)	(95,025.8)	(68,106.8)

Gross profit	994.7	722.0	1,314.5	3,349.4	2,215.7

Operating expenses
Selling and marketing	(359.5)	(361.2)	(398.2)	(1,131.7)	(981.5)
General and administrative	(230.5)	(184.9)	(247.7)	(657.1)	(544.7)

Other operating income	(176.1)	5.2	(129.9)	(416.3)	59.1
Results from disposal of assets	49.3	17.9	53.0	128.2	55.4

Operating income (loss)	277.9	199.0	591.7	1,272.4	804.1

Share of profit (loss) of subsidiaries, joint ventures and associates	(12.4)	0.6	0.8	(10.4)	(1.3)

Adjusted EBITDA	532.7	398.1	840.0	1,992.2	1,382.9

Non-recurring items
Results from disposal of assets	(49.3)	(17.9)	(53.0)	(128.2)	(55.4)
Extemporaneous tax credits	-	(37.9)	(32.7)	(32.7)	(134.8)

Recurring Adjusted EBITDA	483.4	342.3	754.3	1,831.3	1,192.6

Depreciation and amortization¹	267.2	198.5	247.5	730.3	580.1

Ratios

Gross margin (R$/m³)	165	123	234	197	132
Operating margin (R$/m³)	46	34	105	75	48
Adjusted EBITDA margin (R$/m³)	88	68	149	117	82
Recurring Adjusted EBITDA margin (R$/m³)	80	58	134	108	71

Number of service stations	6,940	7,088	7,010	6,940	7,088

Number of employees	4,587	3,778	4,363	4,587	3,778

¹ Includes amortization with contractual assets with customers - exclusive rights

105

EXTRAFARMA
BALANCE SHEET

In million of Reais	SEP 22	SEP 21	JUN 22

OPERATING ASSETS
Trade receivables	-	35.0	123.2
Inventories	-	527.0	562.8
Taxes	-	74.8	86.5
Other	-	33.3	35.1
Right of use assets	-	352.8	313.2
Property, plant and equipment / Intangibles	-	247.4	207.9

TOTAL OPERATING ASSETS	-	1,270.4	1,328.6

OPERATING LIABILITIES
Trade payables	-	194.2	208.9
Salaries and related charges	-	62.4	54.8
Taxes	-	14.9	18.5
Judicial provisions	-	10.2	2.5
Leases payable	-	383.9	382.0
Other	-	19.2	10.6

TOTAL OPERATING LIABILITIES	-	684.8	677.3

INCOME STATEMENT

In million of Reais	3Q22¹	3Q21	2Q22	9M22	9M21

Gross revenues	199.9	509.6	575.8	1,304.7	1,568.6

Sales returns, discounts and taxes	(10.9)	(26.2)	(30.0)	(69.2)	(81.5)

Net revenues	189.0	483.4	545.8	1,235.5	1,487.1

Cost of products and services sold	(191.8)	(333.7)	(374.1)	(912.3)	(1,032.1)

Gross profit	(2.8)	149.7	171.6	323.2	455.0

Operating expenses	(75.0)	(175.3)	(192.1)	(436.2)	(520.0)
Other operating income	(0.0)	2.7	(0.8)	(2.2)	0.0
Results from disposal of assets	0.5	0.8	(1.3)	(3.8)	0.2
Impairment	-	-	-	-	(394.7)

Operating income (loss)	(77.3)	(22.1)	(22.6)	(119.0)	(459.5)

Adjusted EBITDA	(64.2)	17.0	17.0	(26.6)	(344.5)

Non-recurring items
Impairment	-	-	-	-	394.7
Pre-closing expenses provisions	67.4	-	-	67.4	-

Recurring Adjusted EBITDA	3.1	17.0	17.0	40.7	50.2

Depreciation and amortization	13.1	39.1	39.7	92.4	115.0

Ratios²

Gross margin (%)	(1.4%)	29.4%	29.8%	24.8%	29.0%
Operating margin (%)	(38.7%)	(4.3%)	(3.9%)	(9.1%)	(29.3%)
Adjusted EBITDA margin (%)	(32.1%)	3.3%	3.0%	(2.0%)	(22.0%)
Recurring Adjusted EBITDA margin (%)	1.6%	3.3%	3.0%	3.1%	3.2%

Number of stores	-	399	399	-	399

Number of employees	-	5,838	5,608	-	5,838

21

¹ Considers Extrafarma's result for July only, due to the conclusion of its sale on August 1st, 2022
² Calculated based on gross revenues

106

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on November 9, 2022)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

November 9, 2022, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Marcelo Pereira Malta de Araújo, Leonardo Remião Linden, Décio de Sampaio Amaral and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.After having analyzed and discussed, the members of the Board of Directors approved the Company's financial statements for the 3rd quarter of 2022.

2.The Board of Directors approved the amendments to the Corporate nomination policy for members of the Board of Directors, Advisory Committees and Executive Board, as proposed by the Executive Board endorsed by the People Committee.

107

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present.

Pedro Wongtschowski – Chairman

Frederico Pinheiro Fleury Curado – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Alexandre Teixeira de Assumpção Saigh

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary

108

CORPORATE NOMINATION

109

SUMMARY

110

  PURPOSE

Establish the criteria for composition of the Board of Directors (“Board”), its Advisory Committees (“Committees”) and Executive Officers Board of Ultrapar, as well as procedures for appointment and assessment of the respective members.

  PrincIPLES AND grounds

2.1The Policy is based on the guidelines and provisions set forth in: (i) the Bylaws; (ii) Law 6,404/76; (iii) the Brazilian Corporate Governance Code; (iv) the B3’s Novo Mercado Listing Regulation; and (v) the legislation and regulation in force applicable to the Company.

2.2The Board of Directors and its Committees and Executive Officers Board thereof shall be composed of highly qualified professionals, with proved professional or academic experience, in conformity with the Company’s values and Code of Ethics.

2.3The appointment shall consider complementarity and the time of experience, academic background, available time to perform the duties and diversity. Such criteria shall ensure a wide range of visions, experiences and arguments, in order to undertake the decisions with greater quality and security.

  PEOPLE Committee

Under the Bylaws, the People Committee shall support the Board of Directors in the nomination process, so that the Company is able to be properly prepared in advance for the succession of these positions and monitor the actions that ensure the adoption of a model for attraction, retention and motivation of the management members with the required qualifications, aligned with the Company’s strategic plans.

  BOARD OF DIRECTORS

A. Composition Criteria

4.1The Board of Directors shall be composed of, at least, five (5) and, at most, eleven (11) members, elected and subject to removal by the Shareholders’ Meeting, for unified term of office of two (2) years, reelection permitted, under the terms of the Company’s Bylaws.1

[1] Pursuant to article 17 of the Bylaws.

111

4.2The Board of Directors shall be mandatorily composed of, at least, one third (1/3) or two (2) independent members, whichever is higher, under the terms of the Company’s Bylaws.2

4.2.1When, as a result of compliance with the terms referred to in the caput hereof, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number, as established in the Company’s Bylaws.3

4.2.2The appointment of the independent directors shall comply with the rules and procedures set forth in the Novo Mercado Listing Regulation and the Bylaws, subject to approval at the Shareholders’ Meeting held to elect such independent directors.

4.3The appointment of the Board of Directors’ members shall comply with the following criteria, without prejudice to the legal and regulatory requirements, as well as those set forth in the Bylaws:

(i)comply with the values and culture of the Company and the Company’s Code of Ethics;

(ii)have well-regarded reputation, as set forth in article 147, of Law 6,404/76;

(iii)have educational qualification compatible with the Board of Directors’ duties;

(iv)have professional experience in areas or subjects of interest of the Company;

(v)do not be a party to any final decision, ruled by CVM, which had suspended, disqualified or designated the member as non-eligible to the Company’s management position, as provided for in article 147, of Law 6,404/76;

(vi)do not be prohibited, by specific law, or be convicted for bankruptcy crime, improper administration, active or passive corruption, embezzlement, crime against popular economy, public faith, public property or national financial system, or crime that prohibits the access to governmental positions, as provided for in article 147, of Law 6,404/76;

(vii)do not have conflict of interests with the Company and its subsidiaries and associated companies (the conflict of interest with the Company is characterized by the person who, on a cumulative basis: (a) has been elected by any shareholder who has also been elected as a management member of a competitor; and (b) has any subordination relationship with the shareholder who have elected such person), as set forth in article 147, of Law 6,404/76; and

(viii)have available time to properly exercise the position and comply with the assumed responsibility.

[2] Pursuant to article 18 of the Bylaws.
[3] Pursuant to article 18, paragraph 1, of the Bylaws.

112

4.4The proposed reelection of the Board of Directors’ members shall take into account the results from the assessments conducted during the previous terms of office of such members.

B. Appointment Procedures

4.5The appointment of the Board of Directors’ slate members to be elected at the Shareholders’ Meeting may be performed by the Board of Directors itself or any other shareholder or group of shareholders, as set forth in Law 6,404/76 and the Bylaws.4

4.6At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, of Law 6,404/76.5

4.7.Whenever there is a Shareholders’ Meeting for election of directors, the Board shall include, in the respective Management’s proposal, its expression including: (i) confirmation of the adhesion of each candidate to the position of member of the Board to this Policy; and (ii) the reasons, in accordance with the provisions of the Novo Mercado Listing Regulation and the declaration of independence submitted by the candidate, by which the qualification of each applicant as independent director is verified.6

4.8.Pursuant to the Bylaws, the shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board statements individually signed by the candidates nominated by them, containing the information mentioned in item 4.7 above; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates are available to the shareholders at the Company’s headquarters.7

[4] Pursuant to article 20, paragraph 1, of the Bylaws.
[5] Pursuant to article 20, paragraph 2, of the Bylaws.
[6] Pursuant to article 15 of the Board of Directors’ Internal Bylaws.
[7] As established by article 20, paragraph 3, of the Bylaws.

113

4.8.1The Board of Directors shall confirm whether the requirements set forth in items 4.2, 4.3 and 4.8 of this Policy have been complied and, in the case, the names of the candidates shall be voted at the Shareholders’ Meeting.

4.9The other rules on the appointment, election, vacancy and replacements shall comply with the provisions set forth in the Bylaws, Board of Directors’ Internal Bylaws and applicable legislation in force.

  Executive OFFICERS board

A. Composition Criteria

5.1Under the terms of the Company’s Bylaws, the Executive Officers Board shall be composed of up to eight Officers, shareholders or not, resident in Brazil, elected by the Board of Directors, without specific designation, except for the Chief Executive Officer and the Investor Relations Officer, whose duties are described in the Bylaws.8

5.2. The Officers’ term of office shall be 2 (two) years, with reelection permitted, and shall continue until each successor is elected.9

5.3The Board of Directors shall appoint for executive positions professionals who are able to combine the interests of the Company, shareholders, managers and employees, in addition to the Company’s social and environmental responsibility, based on the principles of lawfulness and ethics.

5.4The Executive Officers Board’s members shall be appointed in conformity with the following criteria, without prejudice to the legal and regulatory requirements and the provisions set forth in the Bylaws:

(i)comply with the values and culture of the Company and the Company’s Code of Ethics;

(ii)have well-regarded reputation, as set forth in article 147, of Law 6,404/76;

(iii)have educational qualification compatible with the Officer’s duties;

[8] Pursuant to article 31 of the Bylaws.
[9] Pursuant to article 31, sole paragraph, of the Bylaws.

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(iv)have professional experience compatible with the Officer’s duties;

(v)do not be a party to any final decision, ruled by CVM, which had suspended, disqualified or designated the member as non-eligible to the Company’s management position, as provided for in article 147, of Law 6,404/76;

(vi)do not be prohibited, by specific law, or be convicted for bankruptcy crime, improper administration, active or passive corruption, embezzlement, crime against popular economy, public faith, public property or national financial system, or crime that prohibits the access to governmental positions, as provided for in article 147, of Law 6,404/76; and

(vii)do not have any conflict of interest with the Company and its subsidiaries or associated companies, as set forth in article 147, of Law 6,404/76.

5.5The proposed reelection of the Executive Officers Board’s members shall take into account the results from the assessment(s) conducted during the exercise of their activities.

5.6 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual, as provided for on article 138 of Law 6,404/76.

B. Nomination Procedure

5.7The appointment of the Executive Board’s members shall be approved by the Board of Directors, supported by the People Committee.

5.8The fulfillment of the requirements set forth in items 5.4 and 5.5 of this Policy shall be verified by the People Committee and, if complied indeed, the name of the candidate shall be voted at the Board of Directors’ meeting and the election shall be conducted as set forth in the applicable legislation in force.

5.9 The contracting of the Company’s and its subsidiaries’ non-statutory Officers shall also comply with the criteria set forth in items 2.3 and 5.4 of this Policy.

  Advisory Committees

A. Composition Criteria

6.1The Board of Directors shall have mandatorily the following advisory committees:

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a) Audit and Risk Committee;

b) People Committee; and

c) Strategy Committee.

6.1.1. The Board of Directors may establish additional advisory committees10, in conformity with the appointment criteria established in this Policy, including the definition of the guidelines and duties upon installation and indication of the respective members thereof.

6.2The composition of the Committees shall comply with the provisions set forth in the Bylaws, applicable legislation in force and respective Internal Bylaws, in addition to the principles and criteria provided for in items 2.2 and 2.3 of this Policy.

6.3The proposed reelection of the Committees’ members shall consider the results from the assessments conducted during the previous terms of office of such members.

B. Nomination Procedure

6.4The members of the Committees and advisory bodies under Ultrapar’s Board of Directors shall be appointed by any director within up to seven days in advance from the meeting held to indicate the composition of the new Committee, when applicable.

6.5The fulfillment of the requirements set forth in items 6.2 and 6.3 of this Policy shall be verified by the Board of Directors and the appointed candidate’s nomination shall be approved by the Board of Directors.

  aSSESSMENT process

A. Board of Directors

7.1In order to ensure the effective dynamics and operation of the Board of Directors and related Committees and advisory bodies thereof, the Company shall conduct a periodical assessment at least once per term of office.

7.2The assessment shall be approved by the Board of Directors and be composed of the assessment of the Board of Directors itself and the related Committees, as well as the individual members, conducted internally or by a specialized company.

[10] Pursuant to article 38, paragraph 2, of the Bylaws.

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7.3The purpose of the assessment is to measure the dimensions related to the composition, operation, qualification, dedication and effectiveness, therefore being an essential element in the appointment process set forth in this Policy.

B. Executive Officers Board

7.4 The Company’s Chief Executive Officer shall be annually evaluated by the Chairman of the Board of Directors, inclusive with respect to the compliance with the individual and economic goals. The other members of the Statutory Executive Officers Board shall be similarly evaluated by the Chief Executive Officer, which results shall be reported and approved by the People Committee.

7.5The results from the assessments referred to above shall be reported to the Board of Directors.

  General Provisions

8.1This Policy shall become effective on the date of approval by the Board of Directors and shall solely be modified in conformity with the provisions set forth in the Company’s Bylaws.

8.2This Policy is available for consultation in the Company’s Investor Relations website.

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EXHIBIT I – DEFINITIONS

For the purposes of this Regulation, the terms below shall have the following meanings:

“B3”: B3 S.A. - Brasil, Bolsa, Balcão

“Company” or “Ultrapar”: Ultrapar Participações S.A.

“CVM”: Brazilian Securities and Exchange Commission

“Executive Officers Board”: Ultrapar’s Statutory Executive Officers Board

“Bylaws”: Ultrapar’s Bylaws

“Novo Mercado Listing Regulation”: is the B3’s Novo Mercado Listing Rules

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2022 and Report on Review of Interim Financial Information, 3Q22 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 9, 2022 and Corporate Nomination Policy for Members of the Board of Directors, Advisory Committees and Executive Officers Board)